1	Report to Shareholders
3	Management’s Discussion and Analysis
3	1. Highlights
4	2. Introduction
5	3. About CAE
12	4. Foreign exchange
13	5. Non-GAAP and other financial measures
15	6. Consolidated results
17	7. Results by segment
24	8. Consolidated cash movements and liquidity
25	9. Consolidated financial position
26	10. Business combinations
26	11. Change in accounting standards
26	12. International financial reporting standards (IFRS) implementation
26	13. Controls and procedures
27	14. Selected quarterly financial information
28	Consolidated Interim Financial Statements
28	Consolidated statement of financial position
29	Consolidated income statement
30	Consolidated statement of comprehensive income
31	Consolidated statement of changes in equity
32	Consolidated statement of cash flows
33	Notes to the Consolidated Interim Financial Statements
33	Note 1 – Nature of operations and summary of significant accounting policies
46	Note 2 – First-time adoption of IFRS
57	Note 3 – Investments in joint ventures
57	Note 4 – Accounts receivable
58	Note 5 – Finance expense, net
59	Note 6 – Earnings per share and divdends
59	Note 7 – Employee compensation
59	Note 8 – Other (gains) losses - net
60	Note 9 – Supplementary cash flows information
60	Note 10 – Government assistance
61	Note 11 – Related party transactions
62	Note 12 – Operating segments and geographic information
64	Note 13 – Contracts in progress
65	Note 14 – Property, plant and equipment
66	Note 15 – Intangible assets
66	Note 16 – Employee benefits obligations
69	Note 17 – Capital risk management
70	Note 18 – Other reserves
70	Note 19 – Related party relationships

Report to Shareholders

CAE reported financial results for the first quarter ended June 30, 2011. Net income attributable to equity holders of the company was C$43.1 million (C$0.17 per share) this quarter, compared to C$37.2 million (C$0.14 per share) last year. All financial information is in Canadian dollars.

Revenue for the quarter was $427.9 million, 17% higher than $366.4 million in the first quarter last year.

“We had good performance this quarter led by our Civil business, which continues to benefit from the commercial aerospace up-cycle and our leadership positions in emerging markets,” said Marc Parent, CAE’s President and Chief Executive Officer. “Full-flight simulator sales are off to a strong start and we signed three pivotal joint venture agreements, including the total outsourcing of training by AirAsia, one of the world’s fastest growing airlines. In Defence, order delays added margin pressure but we achieved solid revenue growth over last year. The market outlook has become more challenging as governments re-evaluate their force structures and contend with budget constraints. However, our healthy backlog, long-term value proposition and position in key growth defence markets give us confidence for future growth.”

First quarter operating profit was $72.0 million, or 16.8% of revenue.

CAE made the decision this quarter to report New Core Markets (NCMs) as a separate business segment in order to provide investors with greater visibility into these initiatives and to provide a clearer view of the performance of its Training and Services/Civil segment, which previously included NCMs.

Civil segments

Revenue for our combined Civil segments increased 19% in the first quarter to $210.1 million compared to $176.9 million last year. Operating profit was $45.2 million (21.5% of revenue) compared to $36.4 million (20.6% of revenue) last year.

Civil market activity strengthened for CAE during the first quarter with 11 full-flight simulator orders for customers in Asia, Europe, and the Americas. We also renewed and added a range of training contracts expected to generate $104.9 million in future revenue. We announced that we will double to eight the number of locations in our global network offering business aviation training, including the addition of centres in Asia and South America. In commercial aviation, we announced three important joint-ventures during the quarter at the Paris Air Show. We announced a joint-venture with AirAsia to provide the airline and other third-party customers with training for pilots, cabin crews, maintainers and ground services personnel. We also announced the launch of a new training centre joint-venture in Delhi, India with Interglobe, the parent company of IndiGo Airlines. We also announced a third joint-venture during the quarter with Mitsui & Co. to establish and operate a training centre in Japan in support of the upcoming Mitsubishi Regional Jet.

We received $229.8 million in combined civil segment orders this quarter representing a book-to-sales ratio of 1.09x. The ratio for the last 12 months was 1.27x.

Military segments

Revenue for CAE’s combined Military segments increased 14% in the first quarter to $206.4 million compared to $181.8 million last year. Operating profit was $29.4 million (14.2% of revenue), compared to $31.2 million (17.2% of revenue) last year.

During the quarter, CAE was awarded a letter subcontract by Boeing Training Systems and Services to provide maintenance and support services for M-346 jet-fighter full-mission simulators being developed for an international customer. The support services will begin in 2013 following delivery of the M-346 ground-based training system, and will run for a period of 20 years. We also saw the resumption of U.S. procurement activity resulting in a contract to CAE from the United States Navy to design and manufacture two additional MH-60R Seahawk helicopter trainers. We also won a subcontract to design and manufacture trainers for the United States Air Force under Boeing’s C-130 Avionics Modernization Program. In the land domain, we were awarded a contract for five Abrams tank maintenance training systems for the United States Army. We also teamed with Force Protection Industries to compete for the Canadian Forces Tactical Armoured Patrol Vehicle project.

Combined Military orders in the quarter totaled $209.7 million for a book-to-sales ratio of 1.02x. The ratio for the last 12 months was 0.98x. In addition to CAE’s combined military backlog of $2.15 billion at June 30, 2011, CAE’s unfunded military backlog was $342.3 million.

New Core Markets

Revenue for New Core Markets increased 48% in the first quarter to $11.4 million compared to $7.7 million last year. Operating loss was $2.6 million compared to $1.9 million last year.

CAE Healthcare sold more than 25 surgical and ultrasound simulator systems and modules to customers in Australia, Asia, Europe and North America, including institutions like the Mayo Clinic and the Massachusetts General Hospital.

CAE Mining sold its geological modelling and mine planning systems to 18 new customers including Kazakhmys in Kazakhstan, African Minerals in Sierra Leone, Vale in Brazil and Koza Gold in Turkey.

CAE First Quarter Report 2012 | 1

Report to Shareholders

Additional financial highlights

Income taxes this quarter were $13.6 million representing an effective tax rate of 24%. Proportionately more income was generated this quarter from lower rate tax jurisdictions than last year.

Free cash flow was negative $88.5 million this quarter due to both lower cash provided by operating activities and unfavourable movements in non-cash working capital compared to the recent fourth quarter. We normally see significant negative movement in non-cash working capital in the first quarter of the fiscal year and this is mainly due to a decrease in accounts payable and accrued liabilities and an increase in the net position of contracts in progress and in accounts receivable.

Capital expenditures totalled $30.5 million this quarter, including $19.6 million in support of our growth initiatives and the balance for maintenance.

CAE’s net debt of $520.5 million as at June 30, 2011 compares with a net debt of $383.8 million as at March 31, 2011, as consistently measured under IFRS. The increase of $136.7 million was mainly due to an increase in our working capital accounts.

CAE will pay a dividend of $0.04 per share on September 30, 2011 to shareholders of record at the close of business on September 15, 2011.

2 | CAE First Quarter Report 2012

Management’s Discussion and Analysis

for the three months ended June 30, 2011

1. HIGHLIGHTS

International Financial Reporting Standards (IFRS)

This quarterly report represents our first interim report under IFRS and should be read in conjunction with our consolidated interim financial statements for the three-month period ending June 30, 2011, which was prepared in accordance with IAS 34, Interim financial reporting, and IFRS 1, First-time adoption of IFRS, as issued by the IASB. The comparative figures for each quarter of the year ended March 31, 2011 have been restated to comply with IFRS. See note 2 of the consolidated interim financial statements for details on the most significant adjustments to the statements of financial position, income, comprehensive income and cash flows.

FINANCIAL

FIRST QUARTER OF FISCAL 2012

Revenue lower compared to last quarter and higher over the first quarter of fiscal 2011

  Consolidated revenue was $427.9 million this quarter, $37.7 million or 8% lower than last quarter and $61.5 million or 17% higher than the first quarter of fiscal 2011.

Net income attributable to equity holders of the Company lower compared to last quarter and higher compared to the first quarter of fiscal 2011

  Net income attributable to equity holders of the Company was $43.1 million (or $0.17 per share) this quarter, compared to $45.5 million (or $0.18 per share) last quarter, representing a decrease of $2.4 million or 5%, and compared to $37.2 million (or $0.14 per share) in the first quarter of fiscal 2011, representing an increase of $5.9 million or 16%;

  Excluding the reversal of the restructuring provision of $1.0 million booked last quarter, net income attributable to equity holder of the Company were $44.7 million (or $0.17 per share).

Free cash flow1 at negative $88.5 million this quarter

  Net cash provided by operations was a negative $87.8 million this quarter, compared to a positive $162.1 million last quarter and a negative $44.2 million in the first quarter of last year;

  Maintenance capital expenditures1 and other asset expenditures were $15.7 million this quarter, $19.0 million last quarter, and $13.4 million in the first quarter of last year;

  Proceeds from the disposal of property, plant and equipment were $23.7 million this quarter, $0.1 million last quarter and nil for the first quarter of last year;

  Cash dividends were $8.7 million this quarter, $10.1 million last quarter and $7.6 million in the first quarter of last year.

Capital employed1 increased by $166.3 million

  Non-cash working capital1 increased by $143.2 million, ending at $192.1 million;

  Other long-term assets increased by $23.1 million, while other long-term liabilities remained stable;

  Net debt1 ended at $520.5 million this quarter compared to $383.8 million last quarter.

ORDERS1

  The book-to-sales ratio1 for the quarter was 1.05x (combined civil was 1.09x, combined military was 1.02x and New Core Markets was 1.0x). The ratio for the last 12 months was 1.11x (combined civil was 1.27x, combined military was 0.98x and New Core Markets was 1.0x);

  Total order intake was $450.9 million, compared to $476.2 million last quarter and $426.5 million in the first quarter of fiscal 2011;

  Total backlog1 was $3,463.2 million as at June 30, 2011.

Civil segments

  Training & Services/Civil obtained contracts with an expected value of $104.9 million;

  Simulation Products/Civil won $124.9 million of orders, including contracts for 11 full-flight simulators (FFSs).

Military segments

  Simulation Products/Military won $146.2 million of orders for new training systems and upgrades;

  Training & Services/Military won contracts valued at $63.5 million.

New Core Markets segment

  Our New Core Markets segment won $11.4 million of orders.

1 Non-GAAP measure (see Section 5).

CAE First Quarter Report 2012 | 3

Management’s Discussion and Analysis

OTHER

  Effective May 26, 2011, we announced the appointment of Stéphane Lefebvre, replacing Alain Raquepas, as Vice President, Finance and Chief Financial Officer of CAE Inc.;

  During the quarter, we entered into new joint venture arrangements to form CAE Japan Flight Training Inc. (51% participation), Asian Aviation Centre of Excellence Sdn. Bhd. (50% participation) and Delhi training centre (25% participation).

2. INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

  This year and 2012 mean the fiscal year ending March 31, 2012;

  Last year, prior year and a year ago, mean the fiscal year ended March 31, 2011;

  Dollar amounts are in Canadian dollars.

This report was prepared as of August 10, 2011, and includes our management’s discussion and analysis (MD&A), unaudited consolidated financial statements and notes for the first quarter ended June 30, 2011. We have written it to help you understand our business, performance and financial condition for the first quarter of fiscal 2012. Except as otherwise indicated, all financial information has been reported in accordance with IFRS. All tables disclosed are based on unaudited figures.

For additional information, please refer to our unaudited consolidated interim financial statements for the quarter ended June 30, 2011, and our annual consolidated financial statements, which you will find in our annual report for the year ended March 31, 2011. The MD&A section of our 2011 annual report also contains more information about:

  Our vision;

  Our strategy and value proposition;

  Our operations;

  Foreign exchange;

  Non-GAAP and other financial measures;

  Consolidated results;

  Acquisitions, business combinations and divestitures;

  Business risk and uncertainty;

  Controls and procedures;

  The oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

  It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, pricing for our major products and capital spending. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should and similar expressions. Such statements are not guarantees of future performance. They are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business. Important risks that could cause such differences include, but are not limited to, the length of sales cycles, rapid product evolution, level of defence spending, condition of the civil aviation industry, competition, availability of critical inputs, foreign exchange rate occurrences and doing business in foreign countries. Additionally, differences could arise because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties affecting our business in our 2011 annual report.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

4 | CAE First Quarter Report 2012

Management’s Discussion and Analysis

3.	ABOUT CAE
3.1	Who we are

CAE is a world leader in providing simulation and modeling technologies and integrated training services primarily to the civil aviation industry and defence forces around the globe. We are globally diversified with more than 7,500 people at more than 100 sites and training locations in over 20 countries. We have annual revenue exceeding $1.6 billion, nearly 90% of which comes from worldwide exports and international activities. We have the largest installed base of civil and military flight simulators and a broad global aviation training network of 32 civil aviation, military and helicopter training centres where we train more than 80,000 civil and military crewmembers annually. Our main products include full-flight simulators (FFSs), which replicate aircraft performance in a full array of situations and environmental conditions. By leveraging our core competencies and aviation best practices, we also offer solutions in healthcare and mining where similar operational imperatives exist for increased safety, efficiency and mission readiness.

Approximately half of our revenue comes from the sale of simulation products, software and simulator updates, and the balance from services including training, maintenance, aviation services and professional services.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on more than 60 years of experience, strong technical capabilities, a highly trained workforce, and global reach.

CAE’s common shares are listed on the Toronto and New York stock exchanges under the symbol CAE.

3.2 Our vision

Our vision is for CAE to be synonymous with safety, efficiency and mission readiness. We intend to be the mission partner of choice for customers operating in complex mission-critical environments by providing the most innovative product and service solutions to enhance safety, improve efficiency and provide superior decision-making capabilities.

3.3 Our operations

We primarily serve two markets globally:

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, third-party training centres, ab initio pilot students and flight training organizations;

  The military market includes original equipment manufacturers (OEMs), government agencies and defence forces worldwide.

We also serve the healthcare market, involving hospital and university simulation centres, medical societies and OEMs, and the mining market, serving global mining corporations, exploration companies, mining contractors and the world’s premier mining consultancies.

We are a global leader with an unparalleled range of capabilities to help our customers achieve greater levels of operational efficiency, safety and readiness. As such, we use a solutions-based approach to market, which often results in multi-year agreements with our customers to provide them with a full complement of both products and services. Although this go-to-market approach increasingly entails the bundling of products and services, we started in fiscal 2006 and have continued to report our operating results in four individual segments: one for products and one for services for each of our two main markets. In addition to our Civil and Military business segments, we report Healthcare and Mining which, as of this quarter, are presented together as the New Core Markets (NCM) segment (previously presented in Training & Services/Civil). Comparative figures for Training & Services/Civil have been restated.

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides business, commercial and helicopter aviation training for flight, cabin, maintenance and ground personnel and associated services

We are the largest provider of commercial and helicopter aviation training services in the world and the second largest provider of business aviation training services. We lead the market in the high growth emerging regions of Latin America, China, Southeast Asia, India and the Middle East. Through our broad global network of training centres we serve all sectors of civil aviation including general aviation, major and regional airlines, helicopter operators and business aviation. We currently operate 160 FFSs and provide aviation training and services in approximately 20 countries around the world, including aviation training centres, flight training organizations (FTO) and third-party locations. Among our hundreds of customers, we have strategic relationships, partnerships and joint ventures with more than a dozen major airlines, aircraft operators and OEMs around the world. We offer a full range of training solutions and services, including curriculum development, training centre operations, pilot training, cabin crew training, aircraft technician training services, e-Learning and courseware solutions, and consulting services. We are a leader in flight sciences, using flight data analysis to improve airline safety, maintenance, flight operations and training. CAE Global Academy is the world’s largest network of ab initio flight training organizations, with a capacity for training up to 1,800 pilot cadets annually. Along with CAE Global Academy, we offer our global base of airline customers a long-term solution to pilot recruitment with pilot placement services.

CAE First Quarter Report 2012 | 5

Management’s Discussion and Analysis

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

We are the world leader in the provision of civil flight simulation equipment. We have designed and manufactured more civil FFSs for major and regional commercial airlines, third-party training centres and OEMs than any other company. We have developed a wealth of experience in developing first-to-market simulators for over 35 new types of aircraft models, and more recently we have developed or have been awarded contracts to develop simulators for the Airbus A350 XWB, Boeing 747-8 and 787, Mitsubishi Regional Jet (MRJ), ATR42-600 and ATR72-600, Bombardier CSeries, Global Express and Learjet 85, Embraer Phenom 100 and 300, Dassault Falcon 7X, and the Commercial Aircraft Corporation of China, Ltd (COMAC) ARJ21. We also offer a full range of support services including simulator updates, maintenance services, sales of spare parts and simulator relocations.

Market trends and outlook

In Commercial aviation, aircraft capacity and passenger traffic growth are primarily driven by gross domestic product (GDP). The aerospace industry’s widely held expectation is that long-term average growth for air travel will be approximately 5% annually over the next two decades. The growth rates in the emerging markets have been outpacing this global average growth rate which is of particular interest to CAE given our position in these regions. The U.S. legacy airlines are taking action to renew their aircraft fleet to modern, efficient aircraft. The robust growth in air travel and the re-fleeting requirements have led to high commercial aircraft backlogs, to commercial aircraft manufacturers increasing their production rates and to the announcement of their new aircraft programs.

In Business aviation, aircraft orders and utilization are also primarily driven by GDP, but more specifically by corporate profitability. U.S. operated aircraft utilization has to improve by approximately 15-20% in order to recover the ground lost during the last recession. Major business aircraft OEMs such as Bombardier, Dassault and Gulfstream have in recent months announced new aircraft programs which are an indication of their renewed confidence in the market outlook. Globally, there continues to be steady demand for large-cabin business jets and to a lesser extent mid-sized jets, which are recovering more slowly. In the small-cabin segment, demand has remained stable at lower levels. Higher demand would normally flow from improvements and sustainment in economic factors such as corporate profit and capital expenditure growth as well as increasing economic activity in emerging markets.

In the SP/C segment, notwithstanding intense competition, the level of market activity has improved in the current fiscal year. We expect to maintain our market leader position and to sell a few more than 30 FFSs in fiscal 2012.

The following secular trends form the basis of CAE’s Civil market investment hypothesis:

  Expected long-term growth in air travel;

  Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

  Aircraft backlogs;

  New and more efficient aircraft platforms;

  Aircraft re-fleeting by legacy airlines;

  Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew);

  New training requirements.

Expected long-term growth in air travel

For the first six months of calendar 2011, passenger traffic increased by 6.5% compared to the first six months of calendar 2010, while freight-tonne-kilometres increased by 1.2% over the same period. Over the past 20 years, air travel has grown at an average rate of 4.8% and we expect this to continue over the next 20 years. Possible impediments to steady growth progression in air travel include major disruptions like regional political instability, acts of terrorism, pandemics, natural disasters, sharp and sustained increases in fuel costs, major prolonged economic recessions or other major world events.

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as Southeast Asia, the Indian sub-continent, the Middle East, South America and China are expected to continue experiencing higher air traffic and economic growth over the long term more than mature markets, as well as an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the long-term demand for the broad array of products and services solutions that CAE brings to bear. CAE has been active in these high-growth regions for several decades and is positioned as the market leader with well established operations, strategic partnerships and joint ventures in each of these regions.

Aircraft backlogs

In calendar 2010, commercial aircraft OEMs Boeing and Airbus received 1,104 net orders (firm orders minus cancellations) for new aircraft and have received 811 for the first half of calendar 2011. These OEMs are working through a strong backlog of over 7,000 aircraft, which should help generate opportunities for our full portfolio of training products and services. In calendar 2010, Boeing and Airbus reported a total of 972 airplane deliveries, which was essentially stable over the prior year. For the six-month period ending June 30, 2011, commercial airplane deliveries totaled 480. Airbus and Boeing have announced a succession of significant production increases of key models such as the Airbus A320-family and A330, and Boeing’s B737NG and B777. These increases should ultimately translate into higher demand for training products and services.

The business aviation industry remains cautiously optimistic that market recovery will continue to improve. While some market uncertainty persists, OEMs have shown renewed confidence with the launch of a significant number of new aircraft programs. The gradual recovery in business aviation is being driven by large-cabin segment demand, especially in international and emerging markets. The number of business jet flights has risen in the last 12 months with the majority of growth seen in overseas travel according to the Federal Aviation Administration (FAA). The substantial fractional operator segment has experienced higher aircraft utilization and has also been actively ordering new aircraft.

6 | CAE First Quarter Report 2012

Management’s Discussion and Analysis

New and more efficient aircraft platforms

OEMs have announced plans to introduce, or have already introduced, new, more efficient platforms. The Boeing 747-8 and 787, Airbus A350 XWB and Airbus A320neo, Embraer Phenom 100 VLJ and 300 LJ aircraft, Mitsubishi MRJ, COMAC ARJ21, Russia’s UAC SSJ100, and the Bombardier Learjet 85 and CSeries are some examples. The demand for these new, more efficient platforms is driven by high fuel prices, and, as oil accounts for a significant portion of an airline’s operating costs, airlines are actively seeking ways to reduce this cost. The International Air Transport Association (IATA) estimates that every dollar increase in the price of a barrel adds US$1.6 billion in costs for the global airline industry and is forecasting a significant increase in the average price this calendar year. This anticipated increase has necessitated the need for these new platforms.

These new and more efficient platforms will drive the demand for new types of simulators and training programs. One of our strategic priorities is to partner with manufacturers to position ourselves for future opportunities. Similar to the contract signed during fiscal 2010 with Bombardier for the CSeries aircraft, we signed, in fiscal 2011, agreements with ATR for the new ATR42/72-600 aircraft, Mitsubishi Aircraft Corporation for the new MRJ, and with Airbus for the A350 XWB to leverage our modeling, simulation and training expertise to deliver training solutions, including CAE 7000 Series FFS, CAE SimfinityTM procedures trainers, comprehensive training programs and expansion of our network to meet airlines’ training needs. Deliveries of new-model aircraft are susceptible to program launch delays, which in turn affect the timing of FFS orders and deliveries.

Aircraft re-fleeting by legacy airlines

The current high price of oil is pressuring airline profitability and as a result legacy airlines have begun to renew their aging fleet. The recent landmark agreements American Airlines signed with Boeing and Airbus signals the introduction of the new generation of aircraft in the U.S. air transportation system. This may become the catalyst to a broader acceleration of aircraft re-fleeting among the U.S. airlines.

Long-term demand and shortage of trained aviation professionals (pilots, maintenance, cabin crew)

Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and cabin crew worldwide, resulting in a shortage of qualified professionals in several markets. Pilot supply constraints include aging crew demographics, fewer military pilots transferring to civil airlines and low enrolment in technical schools. In high-growth markets like India, China, South America and Southeast Asia, long-term air traffic growth is expected to outpace the growth expected in mature markets, and the infrastructure available to meet the projected demand for crew members is lacking.

New pilot certification process requires simulation-based training

Simulation-based pilot certification training is beginning to take on an even greater role with the Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO), which has been adopted by several individual national aviation authorities around the world. The MPL process places more emphasis on simulation-based training to develop ab initio students into First Officers for modern aircraft. In the fourth quarter of fiscal 2010, we launched an MPL program with AirAsia satisfying new performance-based requirements developed by Transport Canada. To date, the program has met or exceeded all expectations and the initial group of cadets has completed the program and started revenue flights. If the MPL process continues to be adopted and gains momentum in emerging markets like China, India, Southeast Asia and the Middle East where there is the greatest need for a large supply of qualified pilots trained in an efficient and effective manner, it would result in increased use of simulation-based training.

New training requirements

On August 1, 2010, the United States approved the Airline Safety and Federal Aviation Administration Act of 2010. This Act requires the FAA to develop and issue new and updated regulations with effective dates between August 2012 and August 2013 for significant issues such as:

  Limitations on the hours of flight time and duty time to address pilot fatigue;

  New regulations on specialized pilot training in contexts such as airplane stalls, airplane upsets, airplane icing, wind shear and other adverse weather phenomenon, effectively expanding and formalizing the use of simulators in such contexts;

  Pilot training programs with respect to their duration, frequency and content;

  The proposed requirement for First Officers (co-pilots) to hold an Airline Transport Pilot License (ATPL) involving a minimum experience of 1,500 flight hours, a significant change from the existing requirement that they hold a Commercial Pilot License (CPL) requiring at least 250 flight hours. The FAA may consider an equivalency system that would include certain academic experiences, structured training and the use of simulators to meet a portion of the 1,500-hour requirement.

These new pilot training requirements could potentially drive more immersive simulation and more use of simulation for mission training.

CAE First Quarter Report 2012 | 7

Management’s Discussion and Analysis

MILITARY MARKET

We generate revenue in six related areas of the defence market value chain. We provide simulation products such as full-mission simulators (FMS); we perform updates and upgrades to simulators; we provide maintenance and support services; we offer turnkey training services; we have a range of capabilities to provide simulation-based professional services for analysis, training and operational decision-making; and we have a software business called Presagis, which develops and sells commercial-off-the-shelf (COTS) modeling and simulation software solutions to OEMs, government agencies and defence forces.

We approach the world’s defence markets by leveraging our global footprint and our in-country expertise. We have local presence and centres of excellence in key markets including the U.S., U.K., Canada, Germany, Australia, India and Singapore. We have developed global operating processes which allow us to place a high level of decision-making autonomy within the regions while leveraging the full breadth of our products, services and capabilities which results in greater efficiency and stronger customer relationships.

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters, maritime patrol and tanker/transport aircraft. We also offer simulation-based solutions for land and naval forces. We have designed the broadest range of military helicopter simulators in the world, and we have also developed more training systems for the C-130 Hercules transport aircraft than any other company. We have delivered simulation products and training systems to more than 50 defence operators in approximately 35 countries, including all of the U.S. services.

Training & Services/Military (TS/M)

Supplies turnkey training services, maintenance and support services, simulation-based professional services and in-service support solutions

Our TS/M segment provides turnkey training services and training systems integration expertise to global defence forces, such as the Medium Support Helicopter Aircrew Training Facility (MSHATF) at Royal Air Force (RAF) Benson in the U.K., the Operational Training Systems Provider (OTSP) program for the Canadian Forces, the modernized C-130 Aircrew Training System for the Royal Saudi Air Force (RSAF) at King Abdullah Air Base in Jeddah, and the KC-135 Aircrew Training System for the United States Air Force (USAF) at 13 U.S. and international bases. We also provide a range of training support services such as contractor logistics support, maintenance services and simulator training at over 60 sites around the world. TS/M additionally provides a variety of modeling and simulation-based professional and defence services, and offers a range of in-service support solutions such as systems engineering and lifecycle management.

Market trends and outlook

CAE’s military business has, since its inception, been globally diversified as the majority of global defence expenditures have been outside the Canadian domestic market. Since our interests span across a broad range of national markets and related defence budgets, our military business is diversified across markets experiencing growth, and those that are flat to contracting.

Over the long term, we are encouraged by our prospects in defence and by the global trend of militaries increasing their use of simulation, which gives us confidence that simulation-based solutions will be well placed to address some of the budget challenges facing the defence establishment. We view CAE as fundamentally being part of the solution to achieving lower training costs while maintaining or improving readiness. Furthermore, emerging markets such as India, other Asian countries and the Middle East are planning growth in defence expenditures and we are well positioned in these regions.

In the short term, we are working from a healthy backlog but market conditions have become more difficult given the pressures on governments, mainly in the U.S., continental Europe and the U.K., to reduce defence spending in order to achieve fiscal reforms. Thus far we have experienced delays in obtaining contracts for some U.S. defence programs and we have also seen the deferral of procurement decisions in the U.K. and Germany as they evaluate their force structure requirements. Such developments present new challenges to the defence industry as a whole and have introduced more volatility in our near-term order intake and financial performance. To date we have seen some of our defence customers move to increase their use of simulation-based training in an effort to reduce training costs, but a broader change of this kind of activity has not yet occurred. The heads of defence forces and governments have expressed their explicit desire to move more training hours from aircraft to simulators as a means of achieving recurring savings. However, the urgency of budget reductions in the immediate term and the lack of clarity over force structure requirements has meant that the first priority for defence forces is finding areas to cut and then secondly to look for ways to save going forward. In this context, we believe the defence market generally is still in the first phase of this process and will eventually turn more materially to simulation as an enabler of additional savings.

Although the rate of defence procurement has become less certain, we currently estimate that approximately 9,000 new military manned aircraft will be deployed into global military fleets over the next five years and this should generate demand for approximately 275 FMSs. We do not today address all platforms and all markets, but we have the capability to serve a good portion of this expected demand.

8 | CAE First Quarter Report 2012

Management’s Discussion and Analysis

We believe CAE is uniquely positioned in the current environment to be part of the solution to reducing the cost of military readiness. In addition to supporting the global installed base and new aircraft introductions, demand for our products and services should be driven by the:

  Explicit desire of governments and defence forces to increase the use of modeling and simulation;

  Growing demand for our specialized modeling and simulation-based products and services;

  High cost of operating live assets for training which leads to more use of simulation;

  Current nature of warfare which requires joint forces training and mission rehearsal;

  Growing demand for traditional home station training.

We have a good track record for delivering programs on time and on budget and we are well positioned to provide defence forces with solutions on a range of military platforms involving transport aircraft, aerial refueling tankers, helicopters, lead-in fighter trainers, and maritime patrol aircraft. These aircraft segments specifically include the C-130J Hercules transport aircraft, P-8A Poseidon and P-3C Orion maritime patrol aircraft, KC-46A tanker, A330 Multi-Role Tanker Transport, NH90 helicopter, M-346 and Hawk lead-in fighter trainers, S-70 and H-60 helicopter variants, CH-47 Chinook heavy-lift helicopter, Unmanned Aerial Systems (UAS) and other aircraft that form part of the backbone of defence forces globally. Our positive long-term outlook is supported by the expectation that these aircraft types will continue to be in demand globally. These platforms involve newer aircraft types with long program lives ahead of them and we believe this will drive opportunities for us over the next decade. We also continue to pursue new growth with the expansion of our core to defence domains such as land vehicle training and professional services.

Explicit desire of governments and defence forces to increase the use of modeling and simulation

Governments and defence forces have demonstrated an explicit desire to increase the use of modeling and simulation for analysis, training, and operational decision-making. These sentiments are expressed by militaries globally, especially by the U.S. and other defence forces facing budget challenges. Unlike civil aviation where the use of simulators for training is common practice, there are no requirements to train in simulators in defence, therefore the level of adoption has traditionally been much lower. Simulation offers a number of advantages that address an ever increasing global threat level and new economic constraints that are pressuring top-line defence spending. The cost savings from the use of modeling and simulation are considerable. The USAF estimates that live training is approximately 10 times more costly than simulation-based training. According to the Department of Defence Fiscal Year 2012 budget request, the USAF officials, in an effort to reduce costs, have proposed cutting the service’s flight training budget. The USAF promises that, by spending more time in “advanced simulator training”, aircrews will make up the lost flight training. The cost of fuel, detrimental environmental impacts, and significant wear and tear on weapon systems all point to greater use of simulation and synthetic training. This type of training is critical for ensuring the readiness of global defence forces as they face new and challenging threats.

Growing demand for our specialized modeling and simulation-based products and services

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the defence market to strengthen relationships and position ourselves for future opportunities. OEMs are introducing new platforms that will drive worldwide demand for simulators and training. For example, Hawker Beechcraft is now offering the AT-6 light attack and armed reconnaissance aircraft, Boeing is developing a new maritime patrol aircraft called the P-8A Poseidon and has won the U.S. Air Force contract for new air refueling tankers, NH Industries is delivering the NH90 helicopter, Airbus Military is aggressively marketing the A330 MRTT, A400M and C-295 transport aircraft worldwide, Lockheed Martin is doubling production of the C-130 aircraft, Alenia Aermacchi is successfully marketing the M-346 advanced lead-in fighter trainer and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new simulators and training, and for all of which we have products at different development and production stages.

Use of modeling and simulation for analysis and decision support

Traditionally, modeling and simulation have been used to support training. This specific application is well understood and employed by militaries and civilian agencies around the world. We believe there are growth opportunities in taking the simulation out of the simulator and applying simulation across the program lifecycle, including support for analysis and decision-making operations. We see governments and militaries looking to use simulation-based synthetic environments to support research and development programs, system design and testing, intelligence analysis, integration and exploitation, and to provide the decision support tools necessary to support mission planning in operations. As an example, we recently developed a National Modelling and Simulation Centre (NMSC) for the Ministry of Defence of Brunei. The NMSC is being used by the Royal Brunei Armed Forces and Ministry of Defence to analyze force structure options, evaluate and validate capabilities, develop doctrine and tactics, and support training and mission rehearsal exercises.

Trend towards outsourcing of training and maintenance services

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost effectively. We have participated in contracts of this nature in Canada, Germany, Australia, the U.K. and the U.S. We announced last year that CAE USA was awarded an expected ten-year contract (subject to annual funding) to provide comprehensive KC-135 aircrew training services to the USAF. CAE USA is to be the prime contractor responsible for providing program management, academic and simulator instruction, maintenance and logistics services, training device upgrades, and relocation services for more than 3,500 USAF KC-135 tanker aircrews. In Australia, we are delivering a suite of KC-30A MRTT training devices and following entry into service, CAE will provide comprehensive training services, including classroom and simulator instruction to the Royal Australian Air Force.

CAE First Quarter Report 2012 | 9

Management’s Discussion and Analysis

Extension and upgrade of existing weapon system platforms

OEMs are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards. For example, several OEMs are offering global militaries operating C-130 aircraft a suite of avionics upgrades, which in turn leads to a requirement for major upgrades to existing C-130 training systems or potential new C-130 training systems. This is the case in the U.S., where Boeing is the prime contractor on the C-130 Avionics Modernization Program (AMP) for the USAF, and CAE has been contracted by Boeing to develop new C-130 AMP training devices. The USAF is also upgrading 52 legacy C-5 aircraft to the new C-5M configuration, which includes both avionics upgrades and a re-engining program. In the second quarter of fiscal 2011 we won a competitive contract to perform upgrades on the USAF’s C-5 training devices over the next several years. The award of the USAF KC-135 Aircrew Training System provides CAE a contract vehicle for performing upgrades to all the KC-135 training devices resulting from major aircraft upgrades and simulator obsolescence.

High cost of operating live assets for training which leads to more use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft that are being depreciated faster than originally planned, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk.

Current nature of warfare which requires joint forces training and mission rehearsal

Demand for networking

Allies are cooperating and creating joint and coalition forces which are driving the demand for joint and networked training and operations. Training devices can be networked to train different crews and allow for networked training across a range of platforms.

Growing acceptance of synthetic training for mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full-mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. Over the past few years we have delivered MH-47G and MH-60L combat mission simulators to the U.S. Army’s 160th Special Operations Aviation Regiment that feature the CAE-developed Common Environment/Common Database (CE/CDB). The CE/CDB enhances rapid simulation-based mission rehearsal capabilities.

Growing demand for traditional home station training

With the United States and allies in the process of reducing the number of troops deployed to support operations in Iraq and Afghanistan, there will be a growing demand for traditional home station training. When the troops are not involved in actual operations, military forces need to train to maintain the troops’ skills and readiness. Most militaries expect to rebalance the mix of live, virtual and constructive training. For example, the U.S. Army is planning to reduce the use of live training ranges and transfer some of this training to virtual and constructive simulation to save money. This will ultimately create opportunities for training devices and training services. However, most militaries are also planning to reduce force levels, which will impact the existing and future training infrastructure required.

NEW CORE MARKETS (NCM)

Healthcare market

Simulation-based training is becoming recognized as one of the most effective ways to prepare healthcare professionals to care for patients and respond to critical situations while reducing the overall risk to patients. Through acquisitions and partnerships with experts in the healthcare field, we are leveraging our knowledge, experience and best practices in simulation-based aviation training to work with healthcare experts to deliver innovative education, technologies and service solutions to improve the safety and efficiency of this industry. Our objective is to offer realistic and comprehensive tools that will help practitioners sharpen their skills and prepare for better patient outcomes. Our offering, which integrates simulation and modeling, ranges from creating learning programs to deploying a wide range of specialty-based simulators.

We generate revenue in three main areas. Our recently launched new line of surgical simulators, diagnostic imaging simulators and patient simulators allow students, healthcare professionals, and surgeons to practice procedures and acquire skills to properly intervene in trauma scenarios, perform minimally invasive surgeries and become familiar with diagnostic ultrasound. Our medical simulation centre solutions are designed to simplify the logistics behind managing complex simulation, assessment, recording and debriefing, scheduling and event activities and we have partnered with centres to handle every aspect of the day-to-day operations, from scheduling to the delivery of courses. Our distributed learning platforms, such as our e-learning and mobile applications provide simulation tools which can be embedded within hospital work environments or large teaching institutions which maximize time available for student-learning through remote delivery of content and allows for self-guided learning experiences and assessment.

10 | CAE First Quarter Report 2012

Management’s Discussion and Analysis

Market trends and outlook

Medical simulation allows healthcare practitioners to practice procedures in an environment where errors do not result in unwanted circumstances. Medical errors result in 50,000 to 100,000 fatalities per year in the U.S. alone, according to the Institute of Medicine's (IOM) published report, “To Err is Human: Building a Safer Health System”. Medical simulators can help to reduce procedural errors by working to fundamentally change the competency assessment and training of healthcare personnel, just as flight simulators revolutionized pilot certification and training decades ago.

The demand for our products and services is driven by the:

  Increased adoption of minimally-invasive surgery;

  Advances in imaging technology applications in healthcare;

  Increasing healthcare costs;

  Physician shortages.

Increased adoption of minimally-invasive surgery

Minimally-invasive surgery (MIS) is accomplished through small surgical incisions, specialized surgical instruments, and endoscopic or other alternative surgical imaging. Due to the advantages of MIS (reduced patient trauma and shorter hospitalization periods) it has seen increased adoption and utilization in a number of previously invasive surgical procedures. Continuing advances in surgical technology and MIS techniques for a variety of procedures have established surgery as the leading market application for simulation technology in healthcare.

Advances in imaging technology applications in healthcare

Advanced imaging technology integration into healthcare industry practices has increased due to regulatory healthcare reform, the development of affordable technology-driven products, and growing industry awareness of the advantages of technology implementation. Increasing patient awareness of alternative technological options in surgery and other medical procedures has also helped to pressure insurers and service providers into accepting and implementing IT technologies and advanced imaging technologies. For example, bedside ultrasonography has become an invaluable tool in the management of critically ill patients. The hand-carried ultrasound (HCU) has tremendous potential to immediately provide diagnostic information at the bedside not assessable by a physical examination alone. Provided that physicians performing point-of-care examinations with the HCU have adequate training, the HCU has the potential to become a tremendous advantage for bedside assessment and treatment of intensive care unit (ICU) patients.

Increasing healthcare costs

Growth and costs of primary care services are correlated to general population growth and healthcare coverage expansion. Longer life expectancy and the baby boomer generation have generated significant demand for services associated with chronic illnesses and aging populations. In addition, general consensus exists among health economists that the rise in healthcare costs and spending is principally the result of widespread adoption of medical technologies and a greater number of advanced medical services and treatments during inpatient and outpatient visits. Widespread adoption of medical technologies and a greater number of advanced medical services could ultimately translate into higher demand for training products and services.

Physician shortages

The number of medical school graduates entering primary care or family medicine has steadily declined due to the allure of specialty-medicine practices where consistency of lower workloads, higher pay, greater exposure to technology, and a less stressful lifestyle all contribute to a more attractive option. Furthermore, despite specialty medicine’s allure, it is also expected to experience physician shortages including general surgeons, ophthalmologists, orthopedic surgeons, urologists, psychiatrists, and radiologists. Virtual medical and surgical simulators will aid in the education and training of physicians and medical professionals, by helping to relieve bottlenecks and improve the effectiveness of training.

Mining market

We have customers in over 90 countries that are currently supported by our offices in Canada, the U.S., the U.K., South Africa, Australia, India, Kazakhstan, Brazil, Peru and Chile. We provide products and services for Open Pit, Underground and Industrial Mineral operations to mining organizations, from large diversified miners to junior miners and consultancies.

We generate revenue in five related areas of the mining market value chain. Our software is used for managing geotechnical data, geological modeling for economic evaluation, mine strategy, design and production. Our consulting services provide advice for conceptual, pre-feasibility and feasibility studies along with mine planning services for operating mines. Our training services range from the fundamentals of using our software to in-depth professional development covering complex multi-disciplinary techniques. Our remote sensing devices are used to capture images of mine faces that are used to create 3D images for structural analysis. Our operations centres provide services to design, build and manage operation centres.

CAE First Quarter Report 2012 | 11

Management’s Discussion and Analysis

Market trends and outlook

Our technology and services are used by customers to increase productivity and improve safety. The factors driving demand for our technology and services are:

  Declining grades and higher energy consumption resulting in increased cost of extraction;

  Industry skills shortages due to rapid expansion in new mines;

  Safety concerns;

  Capital programs.

Declining grades and higher energy consumption resulting in increased cost of extraction

Commodity prices are driven by supply and demand. Increased consumerism and urbanization in emerging markets is fueling growth in demand for raw materials, particularly for bulk materials such as iron ore and coal while economic conditions in the United States and Europe are dampening growth in mature markets. In terms of supply, average grades have been trending lower while energy consumption has been on the rise leading to a significant change in the cost base of the industry.

Industry skills shortages due to rapid expansion in new mines

Skill shortages in many regions are putting upward pressure on wages and project costs. Without an increased supply of skilled workers, new developments and production expansions will constrain growth in supply.

Safety concerns

Safety standards continue to be an area of focus for improvement through the use of technological advances and increased skills training to create a more highly skilled and better-educated work force. Mining companies are focusing on automated equipment, remote control of operations and simulation-based training of the workforce as means to improve overall safety.

Capital programs

The world’s largest miners have collectively announced the investment of more than $300 billion for capital programs with over $120 billion planned for calendar 2011. Investment in new supply is increasingly focused on deposits in more remote territories requiring more complex development. Much of the exploration activity is being performed by junior miners who are investing in drilling programs to determine mineral resources and ore reserves.

4. FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

			June 30	March 31	Increase /
			2011	2011	(decrease)
U.S. dollar (US$ or USD)			0.96	0.97	(1%)
Euro (€)			1.40	1.38	1%
British pound (£ or GBP)			1.55	1.56	(1%)

We used the average foreign exchange rates below to value our revenues and expenses:

	June 30	March 31	Increase /	June 30	Increase /
	2011	2011	(decrease)	2010	(decrease)
U.S. dollar (US$ or USD)	0.97	0.99	(2%)	1.03	(6%)
Euro (€)	1.39	1.35	3%	1.31	6%
British pound (£ or GBP)	1.58	1.58	-	1.53	3%

For the first quarter of fiscal 2012, the effect of translating the results of our foreign operations, when compared to the first quarter of fiscal 2011, was not significant.

12 | CAE First Quarter Report 2012

Management’s Discussion and Analysis

Three areas of our business are affected by changes in foreign exchange rates:

  Our network of civil and military training centres
  Most of our training network revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on the network’s net profitability and net investment. Under IFRS, gains or losses in the net investment in a foreign operation that result from changes in foreign exchange rates are deferred in the foreign currency translation adjustment (other reserves), which is part of the equity section of the statement of financial position. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the income statement and an impact on year-to-year and quarter-to-quarter comparisons.

  Our simulation products operations outside of Canada (Germany, U.S., U.K., Australia and India)
  Most of the revenue and costs in these operations from foreign operations are generated in their local currency except for some data and equipment bought in different currencies from time to time as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar therefore have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars.

  Our simulation products operations in Canada
  Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), a significant portion of our annual revenue generated from Canada is in foreign currencies (mostly the U.S. dollar and the euro), while a significant portion of our expenses are in Canadian dollars.
  We generally hedge the milestone payments in sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the income statement.
  We continue to hold a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the current high-level volatility of the Canadian dollar versus the U.S. currency. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.
  To reduce the variability of specific U.S. and euro-denominated manufacturing costs, we hedge some of the foreign currency costs incurred in our manufacturing process.

5. NON-GAAP AND OTHER FINANCIAL MEASURES

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

  Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized the contract item and has received funding for it;

  For the TS/C and NCM segments, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.

The book-to-sales ratio is the total orders divided by total revenue in the period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives: Capital used:

  For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and its current portion);

  For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion, royalty obligations, employee benefits obligations and other non-operating liabilities).

Source of capital:

  We add net debt to total equity to understand where our capital is coming from.

CAE First Quarter Report 2012 | 13

Management’s Discussion and Analysis

Capital expenditures (maintenance and growth) from property, plant and equipment

Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets not related to growth and dividends paid and adding proceeds from the sale of property, plant and equipment.

Gross profit

Gross profit is a non-GAAP measure equivalent to the operating profit excluding research and development expenses, selling, general and administrative expenses and other (gains) losses – net.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion, and subtracting cash and cash equivalents.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held-for-sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held-for-sale).

Operating profit

Operating profit is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track operating profit because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Research and development expenses

Research and development expenses is a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure that we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations attributable to equity holders of the Company excluding interest expense, after tax, divided by the average capital employed.

Revenue simulator equivalent unit

Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

Segment operating income (loss)

Segment operating income or loss (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using segment operating profit, which excludes the net finance expense, income taxes, discontinued operations and other items not specifically related to the segment’s performance.

Unfunded backlog

Unfunded backlog is a non-GAAP measure that represents firm military orders we have received but have not yet executed for which funding authorization has not yet been obtained. We include unexercised options with a high probability that they will be exercised, but exclude indefinite-delivery/ indefinite-quantity (IDIQ) contracts.

14 | CAE First Quarter Report 2012

Management’s Discussion and Analysis

6.	CONSOLIDATED RESULTS[2]
6.1	Results of our operations – first quarter of fiscal 2012

(amounts in millions, except per share amounts)		Q1-2012	Q4-2011	Q3-2011	Q2-2011	Q1-2011
Revenue		$427.9	465.6	410.8	388.0	366.4
Cost of sales		$288.3	311.0	274.8	258.8	237.4
Gross profit[2]		$139.6	154.6	136.0	129.2	129.0
As of % of revenue	%	32.6	33.2	33.1	33.3	35.2
Research and development expenses[2]		$15.2	12.9	9.2	9.8	12.6
Selling, general and administrative expenses		$62.3	67.1	61.4	55.2	56.2
Other (gains) losses - net		$(9.9)	(3.2)	(4.9)	(4.6)	(5.5)
Operating profit[2]		$72.0	77.8	70.3	68.8	65.7
As of % of revenue	%	16.8	16.7	17.1	17.7	17.9
Finance income		$(1.2)	(1.2)	(1.1)	(1.1)	(1.0)
Finance expense		$16.1	16.4	16.7	16.1	15.2
Finance expense - net		$14.9	15.2	15.6	15.0	14.2
Earnings before income taxes		$57.1	62.6	54.7	53.8	51.5
Income tax expense		$13.6	16.6	15.8	14.4	14.9
As a % of earnings before income taxes (tax rate)%		24	27	29	27	29
Net income		$43.5	46.0	38.9	39.4	36.6
Attributable to:
Equity holders of the Company		$43.1	45.5	38.5	39.1	37.2
Non-controlling interests		$0.4	0.5	0.4	0.3	(0.6)
		$43.5	46.0	38.9	39.4	36.6
Earnings per share (EPS) attributable to equity holders
of the Company
Basic EPS		$0.17	0.18	0.15	0.15	0.15
Diluted EPS		$0.17	0.18	0.15	0.15	0.14

Revenue was 8% lower than last quarter and 17% higher than the first quarter of fiscal 2011

Revenue was $37.7 million lower than last quarter mainly because:

  SP/M’s revenue decreased by $44.1 million, or 25%, mainly due to important milestones achieved on NH90 programs, in addition to significant progress made on Canadian programs in the fourth quarter of fiscal 2011. The decrease was also due to the completion of certain European programs in the previous quarter and was partially offset by the integration of RTI International’s Technology Assisted Learning (TAL) business unit, acquired in February 2011;

  TS/M’s revenue decreased by $6.8 million, or 9%, mainly due to less in-service support for a European contract and a lower level of training in the U.K.;

  SP/C’s revenue increased by $9.9 million, or 13%, mainly due to more revenue recorded for simulators that were partially manufactured and for which we signed sales contracts during the quarter;

  TS/C’s revenue increased by $3.0 million, or 2%, mainly due to higher revenue generated in Europe and Asia and to the integration into our results of CHC Helicopter’s Helicopter Flight Training Operations (CHC Helicopter’s HFTO). The increase was partially offset by a lower contribution from CAE Global Academy;

  NCM’s revenue increased by $0.3 million, or 3%.

Revenue was $61.5 million higher than the first quarter of fiscal 2011 largely because:

  SP/M’s revenue increased by $19.4 million, or 17%, mainly due to the integration of RTI International’s TAL business unit, acquired in February 2011, and a higher level of activity on helicopter programs for U.S. and European customers;

  SP/C’s revenue increased by $19.1 million, or 29%, mainly due to higher order intake and more revenue recorded for simulators that were partially manufactured and for which we signed sales contracts during the quarter, partially offset by an unfavourable foreign exchange impact;

  TS/C’s revenue increased by $14.1 million, or 13%, mainly due to higher revenue generated in Europe, the emerging markets and North and South America, as well as the integration into our results of CHC Helicopter’s HFTO. The increase was partially offset by the negative effect from the stronger Canadian dollar against the U.S. dollar;

  TS/M’s revenue increased by $5.2 million, or 8%, mainly due to revenue recognized on the U.S. KC-135 ATS program and higher in-service support for a Canadian program;

  NCM’s revenue increased by $3.7 million, or 48%.

You will find more details in Results by segment.

2 Non-GAAP measure (see Section 5).

CAE First Quarter Report 2012 | 15

Management’s Discussion and Analysis

Operating profit was $5.8 million lower than last quarter and $6.3 million higher compared to the first quarter of fiscal 2011

Operating profit for this quarter was $72.0 million, or 16.8% of revenue, compared to $77.8 million, or 16.7% of revenue last quarter and $65.7 million or 17.9% of revenue in the first quarter of fiscal 2011. Excluding the reversal of the restructuring charge booked in the fourth quarter of fiscal 2011, operating profit was $76.8 million, or 16.5% of revenue for that quarter.

Operating profit decreased by 7% compared to last quarter. Decreases in segment operating income of $15.2 million for SP/M and $1.4 million for TS/M were partially offset by increases of $10.2 million, $1.3 million and $0.3 million for TS/C, NCM and SP/C respectively.

Operating profit increased by 10% over the first quarter of fiscal 2011. Increases in segment operating income of $8.7 million, $1.5 million and $0.1 million from TS/C, SP/M and SP/C respectively, were partially offset by decreases of $3.3 million for TS/M and $0.7 million for NCM.

You will find more details in Results by segment.

Net finance expense was $0.3 million lower than last quarter and $0.7 million higher than the first quarter of fiscal 2011

The net finance expense was lower than last quarter mainly due to a lower utilization of the revolving credit facility, in addition to an interest spread reduction which resulted from the April 2011 amendment of the facility agreement.

The increase in the net finance expense over the first quarter of fiscal 2011 was mainly due to an increase in debt volume, a higher utilization of the revolving credit facility, which was partially offset by the lower interest spread, and an increase in other interest expense.

Effective income tax rate was 24% this quarter

Income taxes this quarter were $13.6 million, representing an effective tax rate of 24%, compared to 27% last quarter and 29% for the first quarter of fiscal 2011.

The lower tax rate this quarter was mainly due to a change in the mix of income from various jurisdictions.

6.2 Consolidated orders and backlog

Our consolidated backlog was $3,463.2 million at the end of this quarter. New orders of $450.9 million were added this quarter, partially offset by $427.9 million in revenue generated from the backlog and adjustments of $8.8 million.

Backlog stable compared to last quarter
Three months ended
(amounts in millions)	June 30, 2011
Backlog, beginning of period	$3,449.0
+ orders	450.9
- revenue	(427.9)
+ / - adjustments	(8.8)
Backlog, end of period	$3,463.2

The book-to-sales ratio for the quarter was 1.05x. The ratio for the last 12 months was 1.11x.
You will find more details in Results by segment.

16 | CAE First Quarter Report 2012

Management’s Discussion and Analysis

7. RESULTS BY SEGMENT
We manage our business and report our results in five segments:

Civil segments:

  Training & Services/Civil (TS/C);

  Simulation Products/Civil (SP/C).

Military segments:

- Simulation Products/Military (SP/M);
- Training & Services/Military (TS/M).

- New Core Markets (NCM) segment.

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost at the consolidated level.

If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

KEY PERFORMANCE INDICATORS

Segment operating income (loss)

(amounts in millions, except operating margins)		Q1-2012	Q4-2011	Q3-2011	Q2-2011	Q1-2011
Civil segments
Training & Services/Civil		$35.5	25.3	24.2	23.6	26.8
	%	28.6	20.9	21.4	21.5	24.4
Simulation Products/Civil		$9.7	9.4	7.9	7.9	9.6
	%	11.3	12.3	11.8	12.5	14.3
Military segments
Simulation Products/Military		$18.8	34.0	28.6	25.1	17.3
	%	13.9	19.0	18.6	18.3	14.9
Training & Services/Military		$10.6	12.0	10.9	13.5	13.9
	%	14.9	15.4	16.5	19.3	21.1
New Core Markets		$(2.6)	(3.9)	(1.3)	(1.3)	(1.9)
Total segment operating income (SOI)		$72.0	76.8	70.3	68.8	65.7
Reversal of restructuring charge provision		$-	1.0	-	-	-
Operating profit		$72.0	77.8	70.3	68.8	65.7

Capital employed[3]

(amounts in millions)		Q1-2012	Q4-2011	Q3-2011	Q2-2011	Q1-2011
Civil segments
Training & Services/Civil		$1,083.8	1,070.0	1,019.1	1,048.3	1,048.1
Simulation Products/Civil		$83.4	58.7	86.8	83.5	76.4
Military segments
Simulation Products/Military		$282.7	197.9	224.1	189.4	171.6
Training & Services/Military		$205.2	177.7	182.4	190.9	190.2
New Core Markets		$44.6	40.4	33.5	26.3	23.6
		$1,699.7	1,544.7	1,545.9	1,538.4	1,509.9

3 Non-GAAP measure (see Section 5).

CAE First Quarter Report 2012 | 17

Management’s Discussion and Analysis

7.1 Civil segments

FIRST QUARTER OF FISCAL 2012 EXPANSIONS AND NEW INITIATIVES

  We introduced the third generation of the market-leading CAE TroposTM-6000 simulation visual image generator for civil aviation training, offering an enhanced pilot training experience with new features leveraging the power of the latest commercial graphics processors;

  We announced with Embraer that Embraer CAE Training Services (ECTS) will expand its training programs for Phenom 100 and 300 pilots and maintenance technicians to the home area of the Phenom in Sao Paulo, Brazil, in 2012;

  We announced that we will double our global business aviation network by 2013 from four locations to eight with the addition of training capabilities in Amsterdam, The Netherlands; the Mexico City-Toluca area of Mexico; the Sao Paulo area of Brazil (with Embraer, as mentioned above); and a location to be announced in Asia;

  We announced plans to install new FFSs at CAE training centres for business aviation and civil helicopter operators, including: a Bell 412 and a Bombardier Learjet 45 in Mexico; Hawker Beechcraft King Air Pro Line 21 in Dallas, Texas; and an addition of a Challenger 605 cockpit to the Challenger 604 FFS at the Emirates-CAE Flight Training (ECFT) joint venture in Dubai, UAE;

  We announced a new joint venture with AirAsia to establish the Asian Aviation Centre of Excellence in Kuala Lumpur, Malaysia, to train all of AirAsia’s pilots, cabin crew, maintenance engineers and ground services personnel, as well as personnel from other airlines in the Association of Southeast Asian Nations (ASEAN) region;

  We announced a new joint venture with Mitsui & Co. to establish and operate a training centre in Japan by 2013 for the new Mitsubishi Regional Jet (MRJ); the training centre is part of a comprehensive training solution for the MRJ, including a 10-year Exclusive Training Provider program;

  We announced a new joint venture with InterGlobe Enterprises Limited to launch a new training centre in 2012 in the National Capital Region, Delhi, India, for the Indian aviation market.

COMBINED FINANCIAL RESULTS
(amounts in millions, except operating margins)		Q1-2012	Q4-2011	Q3-2011	Q2-2011	Q1-2011
Revenue		$210.1	197.2	179.9	172.9	176.9
Segment operating income		$45.2	34.7	32.1	31.5	36.4
Operating margins	%	21.5	17.6	17.8	18.2	20.6
Backlog		$1,311.6	1,290.3	1,098.5	1,000.0	958.1

The combined civil book-to-sales ratio was 1.09x for the quarter and 1.27x on a trailing 12-month basis.

TRAINING & SERVICES/CIVIL

TS/C obtained contracts this quarter expected to generate future revenues of $104.9 million, including:

  An exclusive agreement with International Jet Management (IJM) to train more than 100 pilots on a variety of aircraft types;

  An exclusive training provider agreement with Nextant Aerospace for training on the Nextant Aerospace 400XT aircraft;

  An extension of our pilot provisioning contract with Lion Air, with new First Officers to be drawn from CAE Global Academy ab initio graduates in Europe; candidates will also earn their aircraft type-ratings at CAE training centres;

  A renewal of our contract with Vietnam Airlines to train additional ab initio pilot cadets at CAE Global Academy Phoenix, Arizona;

  A new contract with the Association des Pilotes Professionels Antillo-Guyanais, an aviation initiative sponsored by the European Commission, to train student pilots from the French Antilles at CAE Global Academy Phoenix and CAE Global Academy Brussels;

  Additional new contracts with Jazz Aviation LP and Air Inuit for training on the new Bombardier Dash8-Q400 regional aircraft simulator installed at CAE’s training centre in Montreal;

  Additional contracts with leading business aircraft operators in Europe for training on more than a dozen aircraft types at CAE locations in Amsterdam, Dallas, Dubai and London; the operators include ABS Jets, Carre Aviation, Cukurova Aviation, Ocean Sky and VistaJet;

  Additional contracts with several customers such as IndiGo Airlines and KLM Flight Academy, to train ab initio pilots at CAE Global Academy locations.

18 | CAE First Quarter Report 2012

				Management’s Discussion and Analysis

Financial Results
(amounts in millions, except operating margins, RSEU and
FFSs deployed)		Q1-2012	Q4-2011	Q3-2011	Q2-2011	Q1-2011
Revenue		$124.0	121.0	113.2	109.9	109.9
Segment operating income		$35.5	25.3	24.2	23.6	26.8
Operating margins	%	28.6	20.9	21.4	21.5	24.4
Depreciation and amortization		$19.6	19.5	18.9	18.6	18.0
Property, plant and equipment expenditures		$23.3	27.5	17.1	22.4	10.9
Intangible assets and other assets expenditures		$1.9	2.3	2.8	1.1	2.0
Capital employed		$1,083.8	1,070.0	1,019.1	1,048.3	1,048.1
Backlog		$970.5	986.5	774.2	695.3	706.8
RSEU[4]		137	132	132	131	132
FFSs deployed		160	156	152	151	150
Comparative figures have been restated to exclude NCM.

Revenue up 2% compared to last quarter and up 13% over the first quarter of fiscal 20114

The increase over last quarter was mainly attributable to higher revenue generated in Europe and Asia and to the integration into our results of CHC Helicopter’s HFTO. The increase was partially offset by a lower contribution from CAE Global Academy.

The increase over the first quarter of fiscal 2011 was mainly due to higher revenue generated in Europe, the emerging markets and North and South America, as well as the integration into our results of CHC Helicopter’s HFTO. The increase was partially offset by the negative effect from the stronger Canadian dollar against the U.S. dollar.

Segment operating income up 40% from last quarter and up 32% over the first quarter of fiscal 2011

Segment operating income was $35.5 million (28.6% of revenue) this quarter, compared to $25.3 million (20.9% of revenue) last quarter and $26.8 million (24.4% of revenue) in the first quarter of fiscal 2011.

Segment operating income increased by $10.2 million, or 40%, from last quarter. The increase was mainly attributable to gains of $6.8 million related to strategic expansion initiatives finalized during the quarter and higher segment operating income generated in Europe and the emerging markets as well as the integration into our results of CHC Helicopter’s HFTO. The increase was partially offset by the lower contribution from CAE Global Academy.

Segment operating income increased by $8.7 million, or 32%, over the first quarter of fiscal 2011. The increase was mainly due to gains of $6.8 million related to strategic expansion initiatives finalized during the quarter, higher segment operating income generated in Europe and the emerging markets as well as the integration into our results of CHC Helicopter’s HFTO. The increase was partially offset by the negative effect from the stronger Canadian dollar against the U.S. dollar and a gain on the sale of our investment in a small training operation in Germany last year.

Property, plant and equipment expenditures at $23.3 million this quarter

Maintenance capital expenditures were $4.4 million for the quarter and growth capital expenditures were $18.9 million. As the civil aviation market trends and outlook point to prolonged global growth, we continue to selectively invest in our training network to keep pace with the growth of our customers, especially in the emerging markets, in both the commercial and business aviation sectors.

Capital employed increased by $13.8 million over last quarter

The increase in capital employed was mainly due to a higher investment in non-cash working capital; higher accounts receivable, which resulted from the increase in revenue, was partially offset by lower accounts payable and accrued liabilities.

Backlog was at $970.5 million at the end of the quarter
Three months ended
(amounts in millions)	June 30, 2011
Backlog, beginning of period	$986.5
+ orders	104.9
- revenue	(124.0)
+ / - adjustments	3.1
Backlog, end of period	$970.5

This quarter's book-to-sales ratio was 0.85x. The ratio for the last 12 months was 1.23x.

4 Non-GAAP measure (see Section 5).

CAE First Quarter Report 2012 | 19

Management’s Discussion and Analysis

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following 11 FFSs this quarter:

  One Embraer Phenom 100/300 FFS to ECTS;

  One Airbus A380 FFS to Skymark Airlines;

  One Airbus A320 FFS to US Airways;

  One Airbus A320 FFS to Aeroflot;

  One Boeing 737-800 FFS to an undisclosed North American airline;

  One Boeing 787 FFS to British Airways;

  One Bell 412 FFS to an undisclosed customer;

  Two FFSs to Garuda Indonesia, one for the Airbus A330 aircraft and one for the Boeing 737NG aircraft;

  Two FFSs to Zhuhai Flight Training Centre, a joint venture of China Southern Airlines and CAE, one for the Airbus A320 aircraft and one for the Boeing 737 aircraft.

Financial Results
(amounts in millions, except operating margins)		Q1-2012	Q4-2011	Q3-2011	Q2-2011	Q1-2011
Revenue		$86.1	76.2	66.7	63.0	67.0
Segment operating income		$9.7	9.4	7.9	7.9	9.6
Operating margins	%	11.3	12.3	11.8	12.5	14.3
Depreciation and amortization		$1.8	1.6	1.8	1.8	1.6
Property, plant and equipment expenditures		$1.1	1.3	1.4	2.5	1.3
Intangible assets and other assets expenditures		$3.9	4.4	4.0	2.9	2.9
Capital employed		$83.4	58.7	86.8	83.5	76.4
Backlog		$341.1	303.8	324.3	304.7	251.3

Revenue up 13% from last quarter and up 29% from the first quarter of fiscal 2011

The increase over last quarter was mainly due to more revenue recorded for simulators that were partially manufactured and for which we signed sales contracts during the quarter.

The increase over the first quarter of fiscal 2011 was mainly due to higher order intake and more revenue recorded for simulators that were partially manufactured and for which we signed sales contracts during the quarter, partially offset by an unfavourable foreign exchange impact.

Segment operating income up 3% from last quarter and stable compared to the first quarter of fiscal 2011

Segment operating income was $9.7 million (11.3% of revenue) this quarter, compared to $9.4 million (12.3% of revenue) last quarter and $9.6 million (14.3% of revenue) in the first quarter of fiscal 2011.

The increase over last quarter was mainly due to increased volume.

Segment operating income was stable compared to the first quarter of fiscal 2011. Increased volume and some improvement in project margins were offset by less favourable hedging rates.

Capital employed increased by $24.7 million over last quarter

Capital employed increased over last quarter mainly due to an increase in inventory and in contracts in progress assets; the increase in inventory was primarily the result of the advance purchase of data licences. The increase was partially offset by higher accounts payable and accrued liabilities.

Backlog up 12% compared to last quarter
Three months ended
(amounts in millions)	June 30, 2011
Backlog, beginning of period	$303.8
+ orders	124.9
- revenue	(86.1)
+ / - adjustments	(1.5)
Backlog, end of period	$341.1

This quarter's book-to-sales ratio was 1.45x. The ratio for the last 12 months was 1.33x.

20 | CAE First Quarter Report 2012

Management’s Discussion and Analysis

7.2 Military segments

FIRST QUARTER OF FISCAL 2012 EXPANSIONS AND NEW INITIATIVES

  We entered into a teaming agreement with Force Protection Industries to compete for the Canadian Forces Tactical Armoured Patrol Vehicle (TAPV) project. Force Protection has been selected by the Canadian Government as one of the competitor companies qualified to provide up to 600 wheeled combat vehicles and related long-term support services. As the main Canadian partner, CAE would have overall responsibility for the comprehensive in-service support (ISS) solution;

  We announced that the German Armed Forces and German Federal Office of Civil Protection and Disaster Assistance (BBK) have started using the CAE GESI constructive simulation system, known in Germany under the name SIRA, jointly for civil-military emergency management training and as part of emergency management simulation exercises;

  We announced that the simulator cockpit for the civil/conventional variant of the Dhruv helicopter was certified to Level D, the highest qualification for flight simulators, by India’s Directorate General Civil Aviation (DGCA) and entered service at the HATSOFF training centre in Bengaluru, India;

  We entered into an exclusive teaming agreement with General Atomics Aeronautical Systems, Inc. (GA-ASI), a leading manufacturer of Unmanned Aircraft Systems (UAS), tactical reconnaissance radars and surveillance systems, to offer the Predator® B UAS for Canada’s Joint UAV Surveillance and Target Acquisition System (JUSTAS) program;

  We, in partnership with Hawker Beechcraft, debuted the AT-6 unit training device at the Paris Air Show. Last year, CAE was selected as Hawker Beechcraft’s ground-based training system provider for the AT-6 Light Attack and Armed Reconnaissance aircraft.

COMBINED FINANCIAL RESULTS
(amounts in millions, except operating margins)		Q1-2012	Q4-2011	Q3-2011	Q2-2011	Q1-2011
Revenue		$206.4	257.3	219.8	207.0	181.8
Segment operating income		$29.4	46.0	39.5	38.6	31.2
Operating margins	%	14.2	17.9	18.0	18.6	17.2
Backlog		$2,151.6	2,158.7	2,126.4	2,199.9	2,158.2

The combined military book-to-sales ratio was 1.02x for the quarter and 0.98x on a trailing 12-month basis.

The combined military unfunded backlog was $342.3 million at June 30, 2011.

SIMULATION PRODUCTS/MILITARY
SP/M was awarded $146.2 million in orders this quarter, including:

  A contract from the United States Navy to design and manufacture two additional MH-60R tactical operational flight trainers (TOFTs). The first simulator will be a fixed-based MH-60R TOFT delivered to Naval Air Station (NAS) Jacksonville, USA, in late 2013. The other MH-60R TOFT will also be a fixed-based simulator delivered to the Marine Corps Air Station (MCAS) at Kaneohe Bay, Hawaii, USA, in late 2013;

  A subcontract from Boeing to design and manufacture a new C-130 Avionics Modernization Program (AMP) weapon systems trainer (WST) and produce a second C-130 AMP avionics part task trainer (APTT) for the United States Air Force;

  A contract from Professional Way Sdn Bhd, a Malaysia-based company, for a CAE 3000 Series FFS replicating the AW139 aircraft. The simulator will be deployed to a new training centre to be established by Professional Way near Kuala Lumpur’s Sultan Abdul Aziz Shah Airport;

  A contract from the U.S. Army’s Program Executive Office for Simulation, Training and Instrumentation (PEO STRI) to design and manufacture five additional Abrams tank maintenance training systems, referred to as Abrams hands-on trainers (HOTs). The Abrams HOTs are high-fidelity replicas of the Abrams tank turret and are designed to give maintenance technicians diagnostic and hands-on training.

Financial results
(amounts in millions, except operating margins)		Q1-2012	Q4-2011	Q3-2011	Q2-2011	Q1-2011
Revenue		$135.2	179.3	153.7	137.2	115.8
Segment operating income		$18.8	34.0	28.6	25.1	17.3
Operating margins	%	13.9	19.0	18.6	18.3	14.9
Depreciation and amortization		$2.7	2.9	2.7	2.6	3.0
Property, plant and equipment expenditures		$2.8	3.2	2.5	2.6	1.8
Intangible assets and other assets expenditures		$3.5	3.8	4.2	2.4	2.1
Capital employed		$282.7	197.9	224.1	189.4	171.6
Backlog		$897.8	888.7	883.0	922.2	922.9

CAE First Quarter Report 2012 | 21

Management’s Discussion and Analysis

Revenue down 25% from last quarter and up 17% over the first quarter of fiscal 2011

The decrease from last quarter was mainly due to important milestones achieved on NH90 programs, in addition to significant progress made on Canadian programs in the fourth quarter of fiscal 2011. The decrease was also due to the completion of certain European programs in the previous quarter and was partially offset by the integration of RTI International’s TAL business unit, acquired in February 2011.

The increase over the first quarter of fiscal 2011 was mainly due to the integration of RTI International’s TAL business unit, acquired in February 2011, and a higher level of activity on helicopter programs for U.S. and European customers.

Segment operating income down 45% from last quarter and up 9% from the first quarter of fiscal 2011

Segment operating income was $18.8 million (13.9% of revenue) this quarter, compared to $34.0 million (19.0% of revenue) last quarter and $17.3 million (14.9% of revenue) in the first quarter of fiscal 2011.

The decrease from last quarter was primarily due to lower revenue, as mentioned above.

The increase over the first quarter of fiscal 2011 was primarily due to a higher level of activity on helicopter programs for U.S. and European customers, as mentioned above, partially offset by a less favourable program mix and higher product and business development costs.

Capital employed increased by $84.8 million over last quarter

The increase over last quarter was mainly due to a decrease in accounts payable and accrued liabilities and in contracts in progress liabilities.

Backlog stable compared to last quarter
Three months ended
(amounts in millions)	June 30, 2011
Backlog, beginning of period	$888.7
+ orders	146.2
- revenue	(135.2)
+ / - adjustments	(1.9)
Backlog, end of period	$897.8

This quarter's book-to-sales ratio was 1.08x. The ratio for the last 12 months was 0.88x.

TRAINING & SERVICES/MILITARY

TS/M was awarded $63.5 million in orders this quarter including:

  A letter subcontract by Boeing Training Systems and Services to provide maintenance and support services for M-346 FMSs being developed for an international customer. The support services will begin in 2013 following delivery of the M-346 ground-based training system, and will run for a period of 20 years;

  A contract from L-3 Communications MAS (Canada) Inc. to continue providing avionics software upgrades, integrated logistics support and data management services for the Canadian Forces CF-18 aircraft;

  A contract from the Commonwealth of Australia to continue providing C-130 airlift aircrew training services to the Royal Australian Air Force at RAAF Base Richmond;

  A contract from the Canadian Department of National Defence to conduct an options analysis study as part of the ACCORD project.

Financial results
(amounts in millions, except operating margins)		Q1-2012	Q4-2011	Q3-2011	Q2-2011	Q1-2011
Revenue		$71.2	78.0	66.1	69.8	66.0
Segment operating income		$10.6	12.0	10.9	13.5	13.9
Operating margins	%	14.9	15.4	16.5	19.3	21.1
Depreciation and amortization		$3.9	5.1	3.0	3.2	2.8
Property, plant and equipment expenditures		$3.0	3.2	1.2	1.9	7.1
Intangible assets and other assets expenditures		$0.2	0.3	0.2	0.2	0.1
Capital employed		$205.2	177.7	182.4	190.9	190.2
Backlog		$1,253.8	1,270.0	1,243.4	1,277.7	1,235.3

22 | CAE First Quarter Report 2012

Management’s Discussion and Analysis

Revenue down 9% from last quarter and up 8% over the first quarter of fiscal 2011

The decrease from last quarter was mainly due to less in-service support for a European contract and a lower level of training in the U.K.

The increase over the first quarter of fiscal 2011 was mainly due to revenue recognized on the U.S. KC-135 ATS program and higher in-service support for a Canadian program.

Segment operating income down by 12% over last quarter and down 24% over the first quarter of fiscal 2011

Segment operating income was $10.6 million (14.9% of revenue) this quarter, compared to $12.0 million (15.4% of revenue) last quarter and $13.9 million (21.1% of revenue) in the first quarter of fiscal 2011.

The decrease from last quarter was mainly due to lower volume, as mentioned above.

Lower segment operating income this quarter, when compared to the first quarter of fiscal 2011 was mainly due to higher margins realized, in the first quarter of fiscal 2011, on an in-service support contract in Europe, in addition to lower training and services activity in the U.S.

Capital employed increased by $27.5 million over last quarter

The increase over last quarter was mainly due to a decrease in accounts payable and accrued liabilities and an increase in other assets.

Backlog stable compared to last quarter
				Three months ended
(amounts in millions)				June 30, 2011
Backlog, beginning of period					$1,270.0
+ orders					63.5
- revenue					(71.2)
+ / - adjustments					(8.5)
Backlog, end of period					$1,253.8

This quarter's book-to-sales ratio was 0.89x. The ratio for the last 12 months was 1.19x.

7.3 New Core Markets

Financial results
(amounts in millions)	Q1-2012	Q4-2011	Q3-2011	Q2-2011	Q1-2011
Revenue	$11.4	11.1	11.1	8.1	7.7
Segment operating income (loss)	$(2.6)	(3.9)	(1.3)	(1.3)	(1.9)
Depreciation and amortization	$0.8	0.5	0.9	0.5	0.7
Property, plant and equipment expenditures	$0.3	0.9	1.0	1.1	0.3
Intangible assets and other assets expenditures	$2.6	2.1	1.8	2.8	0.9
Capital employed	$44.6	40.4	33.5	26.3	23.6

Revenue up 3% over last quarter and up 48% over the first quarter of fiscal 2011

The increase over last quarter and over the first quarter of fiscal 2011 was mainly due to increased revenue from CAE Mining.

Segment operating loss down 33% from last quarter and up 37% from the first quarter of fiscal 2011

Segment operating loss was $2.6 million this quarter, compared to $3.9 million last quarter and $1.9 million in the first quarter of fiscal 2011.

Capital employed increased by $4.2 million over last quarter

The increase over last quarter was mainly due to an increase in intangible assets and in non-cash working capital.

CAE First Quarter Report 2012 | 23

Management’s Discussion and Analysis

8. CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We manage liquidity and regularly monitor the factors that could affect it, including:

  Cash generated from operations, including timing of milestone payments and management of working capital;

  Capital expenditure requirements;

  Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

8.1 Consolidated cash movements

(amounts in millions)	Q1-2012	Q4-2011	Q1-2011
Cash provided by operating activities*	$72.2	$97.2	$70.3
Changes in non-cash working capital	(160.0)	64.9	(114.5)
Net cash (used in) provided by operating activities	$(87.8)	$162.1	$(44.2)
Maintenance capital expenditures[5]	(10.9)	(10.5)	(8.4)
Other assets	(4.8)	(8.5)	(5.0)
Proceeds from the disposal of property, plant and equipment	23.7	0.1	-
Dividends paid	(8.7)	(10.1)	(7.6)
Free cash flow [5]	$(88.5)	$133.1	$(65.2)
Growth capital expenditures [5]	(19.6)	(25.7)	(13.0)
Capitalized development costs	(7.3)	(6.3)	(3.0)
Other cash movements, net	0.1	7.4	(8.1)
Business combinations, net of cash and cash equivalents acquired	-	(48.0)	(16.3)
Joint ventures, net of cash and cash equivalents acquired	(24.9)	-	(1.9)
Effect of foreign exchange rate changes on cash and cash equivalents	0.2	(2.5)	0.4
Net (decrease) increase in cash before proceeds and repayment
of long-term debt	$(140.0)	$58.0	$(107.1)
* before changes in non-cash working capital

Free cash flow of negative $88.5 million this quarter

The decrease from last quarter was mainly attributable to unfavourable changes in non-cash working capital and lower cash provided by operating activities, partially offset by higher proceeds from the disposal of property, plant and equipment. The unfavourable changes in non-cash working capital, as we normally see in the first quarter of the fiscal year, are mainly due to a decrease in our accounts payable and accrued liabilities and an increase in the net position of our contracts in progress and in accounts receivable.

Dividends paid were lower than the prior quarter as a two percent discount on the purchase of common shares with reinvested dividends was offered, starting with the dividends payable on June 30, 2011, to all participants of CAE’s Stock Dividend Plan.

The decrease from the first quarter of fiscal 2011 was mainly attributable to unfavourable changes in non-cash working capital, partially offset by higher proceeds from the disposal of property, plant and equipment.

Capital expenditures of $30.5 million this quarter

Growth capital expenditures were $19.6 million this quarter. We are continuing to selectively expand our training network to address additional market share and in response to training demands for our customers. Maintenance capital expenditures were $10.9 million this quarter.

5 Non-GAAP measure (see Section 5).

24 | CAE First Quarter Report 2012

Management’s Discussion and Analysis

9.	CONSOLIDATED FINANCIAL POSITION[6]
9.1	Consolidated capital employed

	As at June 30	As at March 31
(amounts in millions)	2011	2011
Use of capital:
Current assets	$1,020.1	$1,049.2
Less: cash and cash equivalents	(180.9)	(276.4)
Current liabilities	(815.2)	(810.1)
Less: current portion of long-term debt	168.1	86.2
Non-cash working capital[6]	$192.1	$48.9
Property, plant and equipment, net	1,209.2	1,211.0
Other long-term assets	580.2	557.1
Other long-term liabilities	(498.5)	(500.3)
Total capital employed	$1,483.0	$1,316.7
Source of capital:
Current portion of long-term debt	$168.1	$86.2
Long-term debt	533.3	574.0
Less: cash and cash equivalents	(180.9)	(276.4)
Net debt[6]	$520.5	$383.8
Equity attributable to equity holders of the Company	943.6	914.4
Non-controlling interests	18.9	18.5
Source of capital	$1,483.0	$1,316.7

Capital employed increased $166.3 million over last quarter
The increase was mainly the result of increases in non-cash working capital and other long-term assets.

Our return on capital employed (ROCE)6 was 15.5% this quarter.

Non-cash working capital increased by $143.2 million

The increase was mainly due to a decrease in accounts payable and accrued liabilities and an increase in accounts receivable, the net contracts in progress position, inventories and income taxes recoverable.

Net property, plant and equipment down $1.8 million

The decrease was mainly due to depreciation and the disposal of property, plant and equipment, partially offset by capital expenditures.

Change in net debt
Three months ended
(amounts in millions)	June 30, 2011
Net debt, beginning of period	$383.8
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	140.0
Others	(1.9)
Effect of foreign exchange rate changes on long-term debt	(1.4)
Increase in net debt during the period	$136.7
Net debt, end of period	$520.5

Effective April 1, 2011, we amended our US$450.0 million revolving credit facility to extend the maturity date by two years from April 2013 to April 2015.

We also have an agreement to sell certain of our accounts receivable and contracts in progress assets (current financial assets program) for an amount up to $150.0 million. As at June 30, 2011, we have applied $61.1 million of accounts receivable and $45.7 million of contracts in progress assets towards this program.

6 Non-GAAP measure (see Section 5).

CAE First Quarter Report 2012 | 25

Management’s Discussion and Analysis

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow is enabling the pursued growth of our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

Total equity increased by $29.6 million this quarter

The increase in equity was mainly due to net earnings of $43.5 million, partially offset by a net change in cash flow hedges of $5.2 million and dividends of $8.7 million.

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares, and an unlimited number of preferred shares issued in series. We had a total of 257,216,781 common shares issued and outstanding as at June 30, 2011 with total share capital of $443.4 million.

As at July 31, 2011, we had a total of 257,352,453 common shares issued and outstanding.

10. BUSINESS COMBINATIONS

As at June 30, 2011, there were no business combination transactions.

11. CHANGE IN ACCOUNTING STANDARDS

There were no changes in accounting standards this quarter.

12. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) IMPLEMENTATION

Effective April 1, 2010, we began reporting our financial results in accordance with IFRS. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month period ended June 30, 2011, which were prepared in accordance with IAS 34, Interim financial reporting, and IFRS 1, First-time adoption of IFRS, as issued by the IASB and the MD&A for fiscal 2011. The comparative figures as at March 31, 2011 and for each quarter of the year ended March 31, 2011, have been restated to comply with IFRS. For details on the most significant adjustments to the financial statements, refer to note 2 – First-time adoption of IFRS of our consolidated interim financial statements.

The accounting policy differences and impacts identified should not be considered complete or final as the information presented note 2 – First-time adoption of IFRS of our consolidated interim financial statements reflects our current assumptions, estimates and expectations, all of which are subject to change. Changes to IFRS, other regulations or economic conditions may also impact the following information. In addition, financial decisions on accounting policies are not required to be made until the preparation of the fiscal 2012 annual financial statements is complete.

13.	CONTROLS AND PROCEDURES
13.1	Evaluation of disclosure controls and procedures

In the first quarter ended June 30, 2011, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

26 | CAE First Quarter Report 2012

Management’s Discussion and Analysis

(1) Not available

(2) For these periods, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

CAE First Quarter Report 2012 | 27

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

(Unaudited)		June 30	March 31	April 1
(amounts in millions of Canadian dollars)	Notes	2011	2011	2010
Assets			(Note 2)	(Note 2)
Cash and cash equivalents		$180.9	$276.4	$312.9
Accounts receivable	4	318.9	296.8	238.2
Contracts in progress : assets	13	248.2	230.5	205.5
Inventories		144.2	124.3	126.8
Prepayments		39.3	43.5	24.2
Income taxes recoverable		72.1	58.8	30.7
Derivative financial assets		16.5	18.9	27.9
Total current assets		$1,020.1	$1,049.2	$966.2
Property, plant and equipment	14	1,209.2	1,211.0	1,197.1
Intangible assets	15	381.2	375.8	290.4
Deferred tax assets		21.3	20.7	24.7
Derivative financial assets		12.5	11.6	15.1
Other assets		165.2	149.0	97.8
Total assets		$2,809.5	$2,817.3	$2,591.3

Liabilities and Equity
Accounts payable and accrued liabilities		$501.7	$551.9	$493.0
Provisions		19.8	20.9	32.1
Income taxes payable		5.9	12.9	6.5
Contracts in progress : liabilities	13	105.5	125.8	167.4
Current portion of long-term debt		168.1	86.2	68.5
Derivative financial liabilities		14.2	12.4	9.3
Total current liabilities		$815.2	$810.1	$776.8
Provisions		9.7	10.4	8.2
Long-term debt		533.3	574.0	600.9
Royalty obligations		148.1	161.6	148.0
Employee benefits obligations	16	65.1	62.8	81.4
Deferred gains and other non-current liabilities		184.4	187.6	129.3
Deferred tax liabilities		75.0	64.5	13.2
Derivative financial liabilities		16.2	13.4	15.1
Total liabilities		$1,847.0	$1,884.4	$1,772.9
Equity
Share capital		$443.4	$440.7	$436.3
Contributed surplus		18.1	17.1	14.2
Other reserves	18	(15.1)	(9.8)	11.4
Retained earnings		497.2	466.4	338.5
Equity attributable to equity holders of the Company		$943.6	$914.4	$800.4
Non-controlling interests		18.9	18.5	18.0
Total equity		$962.5	$932.9	$818.4
Total liabilities and equity		$2,809.5	$2,817.3	$2,591.3

The accompanying notes form an integral part of these Consolidated Financial Statements.

28 | CAE First Quarter Report 2012

		Consolidated Interim Financial Statements

Consolidated Income Statement

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2011	2010
			(Note 2)
Revenue	12	$427.9	$366.4
Cost of sales		288.3	237.4
Gross profit		$139.6	$129.0
Research and development expenses		15.2	12.6
Selling, general and administrative expenses		62.3	56.2
Other (gains) losses - net	8	(9.9)	(5.5)
Operating profit		$72.0	$65.7
Finance income	5	(1.2)	(1.0)
Finance expense	5	16.1	15.2
Finance expense - net		$14.9	$14.2
Earnings before income taxes		$57.1	$51.5
Income tax expense		13.6	14.9
Net income		$43.5	$36.6

Attributable to:
Equity holders of the Company		$43.1	$37.2
Non-controlling interests		0.4	(0.6)
		$43.5	$36.6
Earnings per share from continuing operations attributable to equity holders of the Company
Basic	6	$0.17	$0.15
Diluted	6	0.17	0.14

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2012 | 29

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	2011	2010
Net income	$43.5	$36.6
Other comprehensive income (loss)
Foreign currency translation adjustment
Net currency translation difference on the translation of financial
statements of foreign operations	$(0.9)	$18.3
Net change in gains (losses) on certain long-term debt denominated in foreign
currency and designated as hedges of net investments in foreign operations	0.8	(4.2)
	$(0.1)	$14.1
Net changes in cash flow hedge
Effective portion of changes in fair value of cash flow hedges	$(2.0)	$(4.3)
Net change in fair value of cash flow hedges transferred to
net income or to related non-financial assets or liabilities	(4.5)	(8.4)
Income taxes	1.3	3.7
	$(5.2)	$(9.0)
Defined benefit plan actuarial losses adjustment
Defined benefit plan actuarial losses	$(2.7)	$(4.6)
Income taxes	0.7	1.2
	$(2.0)	$(3.4)
Other comprehensive (loss) income	$(7.3)	$1.7
Total comprehensive income	$36.2	$38.3
Total comprehensive income (loss) attributable to:
Equity holders of the Company	$35.8	$38.7
Non-controlling interests	0.4	(0.4)
Total comprehensive income	$36.2	$38.3

The accompanying notes form an integral part of these Consolidated Financial Statements.

30 | CAE First Quarter Report 2012

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited)					Attributable to equity holders of the Company
three months ended June 30, 2011		Common shares						Non-
(amounts in millions		Number of	Stated	Contributed	Other	Retained		controlling	Total
of Canadian dollars, except number of shares)	Notes	shares	value	surplus	reserves	earnings	Total	interests	equity
Balances, beginning of period		256,964,756	$440.7	$17.1	$(9.8)	$466.4	$914.4	$18.5	$932.9
Net income		-	-	-	-	43.1	43.1	0.4	43.5
Other comprehensive loss:
Foreign currency translation adjustment		-	-	-	(0.1)	-	(0.1)	-	(0.1)
Net changes in cash flow hedge		-	-	-	(5.2)	-	(5.2)	-	(5.2)
Defined benefit plan actuarial losses adjustment		-	-	-	-	(2.0)	(2.0)	-	(2.0)
Total comprehensive income		-	$-	$-	$(5.3)	$41.1	$35.8	$0.4	$36.2
Stock options exercised		127,950	0.7	-	-	-	0.7	-	0.7
Stock dividends	6	124,075	1.6	-	-	(1.6)	-	-	-
Transfer upon exercise of stock options		-	0.4	(0.4)	-	-	-	-	-
Shared-based payments		-	-	1.4	-	-	1.4	-	1.4
Dividends	6	-	-	-	-	(8.7)	(8.7)	-	(8.7)
Balances, end of period		257,216,781	$443.4	$18.1	$(15.1)	$497.2	$943.6	$18.9	$962.5

(Unaudited)					Attributable to equity holders of the Company
three months ended June 30, 2010		Common shares						Non-
(amounts in millions		Number of	Stated	Contributed	Other	Retained		controlling	Total
of Canadian dollars, except number of shares)	Notes	shares	value	surplus	reserves	earnings	Total	interests	equity
Balances, beginning of period		256,516,994	$436.3	$14.2	$11.4	$338.5	$800.4	$18.0	$818.4
Net income		-	-	-	-	37.2	37.2	(0.6)	36.6
Other comprehensive income (loss):
Foreign currency translation adjustment		-	-	-	13.9	-	13.9	0.2	14.1
Net changes in cash flow hedge		-	-	-	(9.0)	-	(9.0)	-	(9.0)
Defined benefit plan actuarial losses adjustment		-	-	-	-	(3.4)	(3.4)	-	(3.4)
Total comprehensive income		-	$-	$-	$4.9	$33.8	$38.7	$(0.4)	$38.3
Stock options exercised		39,200	0.3	-	-	-	0.3	-	0.3
Stock dividends	6	11,751	0.1	-	-	(0.1)	-	-	-
Transfer upon exercise of stock options		-	0.2	(0.2)	-	-	-	-	-
Shared-based payments		-	-	1.6	-	-	1.6	-	1.6
Acquisition of non-controlling interests		-	-	-	-	(0.2)	(0.2)	(0.2)	(0.4)
Dividends	6	-	-	-	-	(7.6)	(7.6)	-	(7.6)
Balances, end of period		256,567,945	$436.9	$15.6	$16.3	$364.4	$833.2	$17.4	$850.6

The total of Retained earnings and other reserves for the three months ended June 30, 2011 was $482.1 million ($380.7 million as at June 30, 2010).

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE First Quarter Report 2012 | 31

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

(Unaudited)
three months ended June 30
(amounts in millions of Canadian dollars)	Notes	2011	2010
Operating activities
Net income		$43.5	$36.6
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation of property, plant and equipment		21.8	20.5
Amortization of intangible and other assets		7.0	5.6
Financing cost amortization	5	0.4	0.4
Deferred income taxes		12.1	3.2
Investment tax credits		(4.4)	(1.1)
Share-based payments		5.5	5.7
Defined benefit pension plans		(2.0)	1.0
Amortization of other non-current liabilities		(2.5)	(1.8)
Other		(9.2)	0.2
Changes in non-cash working capital	9	(160.0)	(114.5)
Net cash used in operating activities		$(87.8)	$(44.2)
Investing activities
Business combinations, net of cash and cash equivalents acquired		$-	$(16.3)
Joint venture, net of cash and cash equivalents acquired	3	(24.9)	(1.9)
Capital expenditures from property, plant and equipment		(30.5)	(21.4)
Proceeds from disposal of property, plant and equipment		23.7	-
Capitalized development costs		(7.3)	(3.0)
ERP and other software		(4.7)	(3.7)
Other		(0.1)	(1.3)
Net cash used in investing activities		$(43.8)	$(47.6)
Financing activities
Net borrowing under revolving unsecured credit facilities		$49.0	$-
Net proceeds from current financial assets program		0.8	-
Proceeds from long-term debt, net of transaction costs		9.6	5.4
Repayment of long-term debt		(11.4)	(7.1)
Repayment of finance lease		(3.5)	(3.6)
Dividends paid	6	(8.7)	(7.6)
Common stock issuance		0.7	0.3
Other		(0.6)	(8.4)
Net cash provided by (used in) financing activities		$35.9	$(21.0)
Net decrease in cash and cash equivalents		$(95.7)	$(112.8)
Cash and cash equivalents, beginning of period		276.4	312.9
Effect of foreign exchange rate changes on cash
and cash equivalents		0.2	0.4
Cash and cash equivalents, end of period		$180.9	$200.5
Supplemental information:
Interest paid		$11.5	$14.3
Interest received		1.8	1.3
Income taxes paid		14.0	3.3

The accompanying notes form an integral part of these Consolidated Financial Statements.

32 | CAE First Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements (Unaudited)

(Unless otherwise stated, all amounts are in millions of Canadian dollars)

The consolidated financial statements were authorized for issue by the board of directors on August 10, 2011.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment services and develop integrated training solutions for the military, commercial airlines, business aircraft operators, aircraft manufacturers, healthcare education and service providers and the mining industry. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through five segments:

(i)	Training & Services/Civil (TS/C) – Provides business and commercial aviation training for all flight and ground personnel and all associated services;
(ii)	Simulation Products/Civil (SP/C) – Designs, manufactures and supplies civil flight simulators, training devices and visual systems;
(iii)	Simulation Products/Military (SP/M) – Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies;
(iv)	Training & Services/Military (TS/M) – Supplies turnkey training services, support services, systems maintenance and modeling and simulation solutions;
(v)	New Core Markets (NCM) – Provides, designs and manufactures healthcare training services and devices and mining services and tools. NCM was previously presented in TS/C.

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE shares are traded on the Toronto Stock Exchange and on the New York Stock Exchange.

Seasonality and cyclicality of the business

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

Order intake for the Military segments can be impacted by the unique nature of military contracts and the irregular timing in which they are awarded.

Basis of preparation

The key accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all years presented, unless otherwise stated.

The consolidated financial statements of CAE have been prepared in accordance with Part I of the Canadian Institute of Chartered Accountants (CICA) Handbook (referred to as IFRS), including IAS 34 and IFRS 1. The accounting policies and basis of preparation differ from those set out in the Annual Report for the year ended March 31, 2011, which was prepared in accordance with Part V of the CICA Handbook (referred to as previous Canadian Generally Accepted Accounting Principles (previous Canadian GAAP)). Details of the effect of the transition from previous Canadian GAAP to IFRS on the Company’s reported financial position, financial performance and cash flows are provided in Note 2. Comparative figures for fiscal 2011 in these consolidated financial statements have been restated to give effect to these changes.

The consolidated interim financial statements should be read in conjunction with the Company’s Canadian GAAP annual consolidated financial statements for the year ended March 31, 2011. Note 13 to 19 disclose certain IFRS information for the year ended March 31, 2011 not provided in the 2011 annual consolidated financial statements.

CAE First Quarter Report 2012 | 33

Notes to the Consolidated Interim Financial Statements

The consolidated financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: derivative financial instruments, financial instruments at fair value through profit and loss, certain available-for-sale financial assets and liabilities for cash-settled share-based arrangements, and as modified by the transitional arrangements permitted by IFRS 1 (see Note 2).

The functional and presentation currency of the Company is the Canadian dollar.

Basis of consolidation

Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies to obtain benefits from its activities. Subsidiaries are fully consolidated when the date control is obtained and they are de-consolidated when the date control ceases. When subsidiaries’ financial statements are prepared in local GAAP, these financial statements are converted to IFRS for consolidation purposes.

All significant intercompany balances, transactions, income and expenses are eliminated in full. Further, profits and losses resulting from intercompany transactions that are recognized in assets, such as inventory and property, plant and equipment, are eliminated in full.

Joint ventures

Joint ventures are accounted for under the proportionate consolidation method. Joint ventures are companies in which the Company exercises joint control by virtue of a contractual agreement. The Company’s investment in joint ventures includes goodwill identified on acquisition, net of any accumulated impairment loss.

Gains and losses realized on internal sales with joint ventures are eliminated, to the extent of the Company’s interest in the joint venture.

Business combinations

Business combinations are accounted for under the acquisition method. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company at the date control is obtained. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs, other than share and debt issue costs, are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date.

The excess of the consideration transferred over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill.

Contingent consideration classified as provision is measured at fair value, with subsequent changes herein recognized in income. If the contingent consideration is classified as equity, it is not remeasured until it is finally settled within equity.

New information obtained during the measurement period, up to 12 months following the acquisition date, about facts and circumstances existing at the acquisition date will be accounted for as an adjustment to goodwill; otherwise, it will be recognized in income.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Financial instruments and hedging relationships

Financial instruments
Financial assets and financial liabilities

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments in the form of financial assets and financial liabilities are generally presented separately. Financial assets and financial liabilities, including derivatives, are recognized on the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments are measured at fair value.

34 | CAE First Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. The best evidence of fair value at initial recognition is the transaction price (i.e., the fair value of the consideration given or received), unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. When there is a difference between the fair value of the consideration given or received at initial recognition and the amount determined using a valuation technique, such difference is recognized immediately in income unless it qualifies for recognition as some other type of asset or liability. Subsequent measurement of the financial instruments is based on their classification as described below. Financial assets and financial liabilities are classified into one of these five categories: fair value through profit and loss, held-to-maturity investments, loans and receivables, other financial liabilities and available-for-sale. The determination of the classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to the initial recognition.

Financial instruments at fair value through profit and loss

Financial instruments classified at fair value through profit and loss (FVTPL) are carried at fair value at each reporting date with the change in fair value recorded in income. The FVTPL classification is applied when a financial instrument:

  Is a derivative, including embedded derivatives accounted for separately from the host contract, but excluding those derivatives designated as effective hedging instruments;

  Has been acquired or incurred principally for the purpose of selling or repurchasing in the near future;

  Is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

  Has been irrevocably designated as such by the Company (fair value option).

Held-to-maturity investments, loans and receivables and other financial liabilities

Financial instruments classified as held-to-maturity investments, loans and receivables and other financial liabilities are carried at amortized cost using the effective interest method. Interest income or expense is included in income in the period.

Available-for-sale

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified in any of the preceding categories. Financial assets classified as available-for-sale are carried at fair value at each reporting date. Unrealized gains and losses, including changes in foreign exchange rates, are recognized in other comprehensive income (loss) (OCI) in the period in which the changes arise and are transferred to income when the assets are derecognized or an other than temporary impairment occurs. If objective evidence of impairment exists these changes are recognized in income in the period incurred. Also, any changes in the initial fair value resulting from currency fluctuation are recognized in income in the period incurred. If a reliable estimate of the fair value of an unquoted equity instrument cannot be made, this instrument is measured at cost, less any impairment losses. Dividends are recognized in income when the right of payment has been established.

As a result, the following classifications were determined:

(i)	Cash and cash equivalents, restricted cash and all derivative instruments, except for derivatives designated as effective hedging instruments, are classified as FVTPL;
(ii)

Accounts receivable, contracts in progress, non-current receivables and advances are classified as loans and receivables, except for those that the Company intends to sell immediately or in the near term, which are classified as FVTPL;

(iii)	Portfolio investments are classified as available-for-sale;
(iv)

Accounts payable and accrued liabilities and long-term debt, including interest payable, as well as finance lease obligations are classified as other financial liabilities, all of which are measured at amortized costs using the effective interest rate method;

(v)	To date, the Company has not classified any financial asset as held-to-maturity.

Transaction costs

Transaction costs that are directly related to the acquisition or issuance of financial assets and financial liabilities (other than those classified as FVTPL) are included in the fair value initially recognized for those financial instruments. These costs are amortized to income using the effective interest rate method.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position when the Company has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

Impairment of financial assets

At each reporting date, the carrying amounts of the financial assets other than those to be measured at FVTPL are assessed to determine whether there is objective evidence of impairment. Impairment losses on financial assets carried at cost are reversed in subsequent periods if the amount of loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

CAE First Quarter Report 2012 | 35

Notes to the Consolidated Interim Financial Statements

Hedge accounting
Documentation

At the inception of a hedge, if the Company elects to use hedge accounting, the Company formally documents the designation of the hedge, the risk management objectives and strategy, the hedging relationship between the hedged item and hedging item and the method for testing the effectiveness of the hedge, which must be reasonably assured over the term of the hedging relationship and can be reliably measured. The Company formally assesses, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items in relation to the hedged risk.

Method of accounting

The method of recognizing fair value gains and losses depends on whether derivatives are at FVTPL or are designated as hedging instruments, and, if the latter, the nature of the risks being hedged. All gains and losses from changes in the fair value of derivatives not designated as hedges are recognized in income. When derivatives are designated as hedges, the Company classifies them either as: (a) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); or (b) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, a firm commitment or a forecasted transaction (cash flow hedges); or hedges of a net investment of a foreign operation.

Fair value hedge

For fair value hedges outstanding, gains or losses arising from the measurement of derivative hedging instruments at fair value are recorded in income and the carrying amount of the hedged items are adjusted by gains and losses on the hedged item attributable to the hedged risks which are recorded in income.

Cash flow hedge

The effective portion of changes in the fair value of derivative instruments that are designated and qualify as cash flow hedges is recognized in OCI, while the ineffective portion is recognized immediately in income. Amounts accumulated in OCI are reclassified to income in the period in which the hedged item affects the income. However, when the forecasted transactions that are hedged items result in recognition of non-financial assets (for example, inventories or property, plant and equipment), gains and losses previously recognized in OCI are included in the initial carrying value of the related non-financial assets acquired or liabilities incurred. The deferred amounts are ultimately recognized in income as the related non-financial assets are derecognized or amortized.

Hedge accounting is discontinued prospectively when the hedging relationship no longer meets the criteria for hedge accounting, when the designation is revoked, or when the hedging instrument expires or is sold. Any cumulative gain or loss directly recognized in OCI at that time remains in OCI until the hedged item is eventually recognized in income. When it is probable that a hedged transaction will not occur, the cumulative gain or loss that was recognized in OCI is recognized immediately in income.

Hedge of net investments in foreign operations

The Company has designated certain long-term debt as a hedge of its overall net investments in foreign operations whose activities are denominated in a currency other than the Company’s functional currency. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in OCI, net of tax and is limited to the translation gain or loss on the net investment.

Foreign currency translation

Foreign operations

Assets and liabilities of subsidiaries that have a functional currency other than the Canadian dollar (denominated in foreign currency) are translated from their functional currency to Canadian dollars at exchange rates in effect at the reporting date. The resulting translation adjustments are included in the foreign currency translation reserve in equity. Translation gains or losses related to long term intercompany account balances, which form part of the overall net investment in foreign operations, and those arising from the translation of debt denominated in foreign currencies and designated as hedges on the overall net investments in foreign operations are also included in the foreign currency translation reserve. Revenue and expenses are translated at the average exchange rates for the period.

When the Company reduces its overall net investment in foreign operations, which includes a reduction in the initial capital or through the settlement of inter-company permanent advances that had been considered part of the Company’s overall net investment, the relevant amount in the foreign currency translation reserve is transferred to income.

Transactions and balances

Monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rate at the reporting date. Non-monetary assets and liabilities, and revenue and expense items denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in income.

Non-monetary financial assets and liabilities measured at fair value in foreign currencies are translated using the prevailing rate at the reporting date. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit and loss are recognized in income as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the available-for-sale reserve in equity.

36 | CAE First Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly-liquid investments with original terms to maturity of 90 days or less at the date of purchase.

Accounts receivable

Receivables are initially recognized at fair value and are subsequently carried at cost, net of an allowance for doubtful accounts, based on expected recoverability. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. The loss is recognized in income. Subsequent recoveries of amounts previously provided for or written-off are credited against the same account.

The Company is involved in a program in which it sells undivided interests in certain of its accounts receivable and contracts in progress assets (current financial assets program) to third parties for cash consideration for an amount up to $150.0 million without recourse to the Company. The Company continues to act as a collection agent. These transactions are accounted for when the Company is considered to have surrendered control over the transferred accounts receivable and contracts in progress assets. Losses and gains on these transactions are recognized in income.

Contracts in progress: assets

Contracts in progress, resulting from applying the percentage-of-completion method, are value based on materials, direct labour, relevant manufacturing overhead and estimated contract margins. (Refer to Accounts receivable for sale of contracts in progress assets).

Inventories

Raw materials are valued at the lower of average cost and net realizable value. Spare parts to be used in the normal course of business are valued at the lower of specific identification of cost and net realizable value.

Work in progress is stated at the lower of specific identification of cost and net realizable value. The cost of work in progress includes material, labour and an allocation of manufacturing overhead, which is based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. In the case of raw materials and spare parts, the replacement cost is the best measure of net realizable value.

Property, plant and equipment

Property, plant and equipment are recorded at cost less any accumulated depreciation and any accumulated net impairment losses. Costs include expenditures that are directly attributable to the acquisition or manufacturing of the item. The cost of an item of property, plant and equipment that is initially recognized includes, when applicable, the initial present value estimate of the costs required to dismantle and remove the asset and restore the site on which it is located at the end of its useful life. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present and the cost of the item can be measured reliably. Updates on training devices are recognized in the carrying value of the training device if it is probable that the future economic benefits embodied with the part will flow to the Company and its cost can be measured reliably; otherwise, they are expensed. The costs of day-to-day servicing of property, plant and equipment are recognized in income as incurred.

A loss on disposal is recognized in income when the carrying value of a replaced item is derecognized, unless the item is transferred to inventories. If it is not practicable to determine the carrying value, the cost of the replacement and the accumulated depreciation calculated by reference to that cost will be used to derecognize the replaced part. Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with its carrying amount, and are recognized net within other gains and losses.

The different components of property, plant and equipment are recognized separately when their useful lives are materially different and each such components are depreciated separately in income. Leased assets are depreciated over the shorter of the lease term and their useful lives. If it is reasonably certain that the Company will obtain ownership by the end of the lease term, the leased asset is depreciated over its useful life. Land is not depreciated. The estimated useful lives, residual values and depreciation methods are as follows:

	Method	Rates / Years
Buildings and improvements	Declining balance / Straight-line	2.5 to 10% / 10 to 20 years
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Declining balance / Straight-line	20 to 35% / 3 to 10 years
Aircraft	Straight-line (15% residual)	Not exceeding 12 years
Aircraft engines	Based on utilization	Not exceeding 3,000 hours

Depreciation methods, useful lives and residual values, when applicable, are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date.

CAE First Quarter Report 2012 | 37

Notes to the Consolidated Interim Financial Statements

Leases

The Company leases certain property, plant and equipment from and to others. Leases where the lessee has substantially all the risks and rewards of ownership are classified as finance leases. All other leases are accounted for as operating leases.

The Company as a lessor

With regards to finance leases, the asset is derecognized at commencement of the lease and a gain (loss) is recognized in income. The net present value of the minimum lease payments plus any discounted unguaranteed residual value is recognized as non-current receivables. Income from operating leases is recognized on a straight-line basis over the term of the corresponding lease.

Any contingent rentals are recognized as income in the period, regardless of the classification of the lease.

The Company as a lessee

Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased item and the present value of the minimum lease payments. Any initial direct costs of the lessee are added to the amount recognized as an asset. The corresponding obligations are included in long-term debt. Payments made under operating leases are charged to income on a straight-line basis over the period of the lease.

Any contingent rentals are expensed as incurred in the period, regardless of the classification of the lease.

Sale and leaseback transactions

The Company engages in sales and leaseback transactions as part of the Company’s financing strategy to support investment in the civil and military training and service business. Where a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortized over the lease term. Where a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss is recognized immediately. If the sales price is below fair value, the shortfall is recognized in income immediately except that, if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the period for which the asset is expected to be used. If the sale price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.

Intangible assets

Goodwill

Goodwill is measured at cost less accumulated impairment losses, if any.

Goodwill arising on acquisitions on or after April 1st, 2010

Goodwill arises on the acquisition of subsidiaries and joint ventures. Goodwill represents the excess of the costs of an acquisition, including the Company’s best estimate of the fair value of contingent consideration, over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary or joint venture at the acquisition date. Goodwill can be adjusted up to 12 months period following the acquisition date to take into account definitive estimates of the acquired assets and liabilities recognized.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units (CGUs) or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose identified according to operating segment.

Goodwill arising on acquisitions prior to April 1st, 2010

Goodwill represents the excess of the cost of acquired businesses, including acquisition costs and contingent consideration paid before April 1st, 2010, over the net of the amounts assigned to identifiable assets acquired and liabilities assumed.

Research and development (R&D)

Research costs are expensed as incurred. Development costs are also charged to income in the period incurred unless they meet all the specific capitalization criteria. Development costs are stated at cost and net of accumulated amortization and accumulated impairment losses, if any. Amortization of the capitalized development costs commences when the asset is available for use and is included in the research and development expense.

Other intangible assets

Intangible assets acquired separately are measured upon initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value as at the acquisition date. Following initial recognition, intangible assets are carried at cost, net of accumulated amortization and accumulated impairment losses, if any.

The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management. Subsequent costs are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied with the item will flow to the Company and its cost can be measured reliably.

38 | CAE First Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

Gains and losses on disposal of intangible assets are determined by comparing the proceeds from disposal with its carrying amount and are recognized within other gains and losses.

Amortization

Amortization is calculated using the straight-line method for all intangibles assets over their estimated useful lives as follows: Amortization period (in years)
Capitalized development costs	Not exceeding 7
Customer relationships	3 to 15
Customer contractual agreements	5 to 12
Enterprise resource planning (ERP) and other software	5 to 10
Trade names	2 to 20
Technology	3 to 15
Other intangible assets	5 to 20

Amortization methods and useful lives are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date.

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories, deferred tax assets, assets arising from employee benefits and non-currents assets held for sale, are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill and assets that have indefinite lives or that are not yet available for use are tested for impairment annually and reviewed for impairment at each reporting date.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The recoverable amount is determined for an individual asset; unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In such case, the recoverable amount is determined for the CGU the asset belongs to.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset and or the CGU. For the purposes of impairment testing, the goodwill acquired in a business combination is allocated to CGUs, which generally corresponds to its operating segments or one level below, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

An impairment loss is recognized if the carrying amount of an asset of its CGU exceeds its estimated recoverable amount. Where the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is impaired. Any remaining amount of impairment exceeding the impaired goodwill is recognized on a pro rata basis of the carrying amount of each asset in the respective CGU. Impairment losses are recognized in income.

The Company evaluates impairment losses, other than goodwill impairment, for potential reversals at each reporting date. An impairment loss is reversed if there is any indication that the loss has decreased or no longer exists due to changes in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in income.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use or sale. Capitalization of borrowing costs ceases when the asset is completed and ready for productive use. All other borrowing costs are recognized as finance expense in income, as incurred.

Other assets

Restricted cash

The Company is required to hold a defined amount of cash as collateral under the terms of certain subsidiaries’ external bank financing, government-related sales contracts and business combination arrangements.

Deferred financing costs

Deferred financing costs related to the revolving unsecured term credit facilities and sale and leaseback agreements are included in other assets at cost and are amortized on a straight-line basis over the term of the related financing agreements.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

CAE First Quarter Report 2012 | 39

Notes to the Consolidated Interim Financial Statements

Provisions

Provisions are recognized when the Company has a present or probable legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as a finance expense. When there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Provisions for restructuring costs are made when restructuring programs have been finalized and approved by management and have been announced before the reporting date. Such costs consist mainly of severances and other related costs, including the associated pension expense.

Long-term debt

Long-term debt is recognized initially at fair value, net of transaction costs incurred. They are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in income over the period of borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In these cases, the fee is deferred until the draw-down occurs. To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Other reserves

Foreign currency translation adjustment reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. It is also used to record the effect of hedging net investments in foreign operations.

Net changes in cash flow hedge reserve

This reserve represents the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Net changes in available-for-sale reserve

This reserve records fair value changes on available-for-sale financial assets.

Revenue recognition

Multiple component arrangements

The Company sometimes enters into multiple component revenue arrangements, which may include a combination of the design, engineering and manufacturing of flight simulators, as well as the provision of spare parts and maintenance. When a single sales transaction requires the delivery of more than one product or service (multiple components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered separately identifiable if the delivered item has value to the customer on a stand-alone basis and the fair value associated with the product or service can be measured reliably.

The allocation of the revenue from a multiple component arrangement is based on the fair value of each element in relation to the fair value of the arrangement as a whole.

The Company's revenues can be divided into two main accounting categories: construction contracts and sales of goods and services.

Construction contracts

A construction contract is a contract specifically negotiated for the construction of an asset or of a group of assets, which are interrelated in terms of their design, technology, function, purpose or use. According to its characteristics, a construction contract can either be accounted for separately, be segmented into several components which are each accounted for separately, or be combined with another construction contract in order to form a single construction contract for accounting purposes in respect of which revenues and expense will be recognized.

Revenue from construction contracts for the design, engineering and manufacturing of training devices is recognized using the percentage-of-completion method when the revenue is fixed or determinable and collection is probable, when both the contract costs to complete and the stage of contract completion at the end of the reporting period can be measured reliably and when the contract costs can be clearly identified and measured reliably so that actual contract costs incurred can be compared with prior estimates.

40 | CAE First Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

Provisions for estimated contract losses are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. Warranty provisions are recorded when revenue is recognized based on past experience.

Progress payments received on construction contracts are deducted from the amount due from the customer as the contract is completed. Progress payments received before the corresponding work has been performed are classified in contracts in progress in the liabilities.

The cumulative amount of costs incurred and profit recognized, reduced by losses and progress billing, is determined on a contract-by-contract basis. If this amount is positive it is classified as an asset. If this amount is negative it is classified as a liability.

Post-delivery customer support is billed separately, and revenue is recognized over the support period.

Sales of goods and services
Software arrangements

Revenue from off-the-shelf software sales is recognized when it is probable that the economic benefits will flow to the Company, the revenue is fixed or determinable and collection is probable and delivery has occurred. Revenue from fixed-price software arrangements and software customization contracts that require significant production, modification, or customization of software fall under the scope of construction contracts and are recognized using the percentage-of-completion method.

Spare parts

Revenue from the sale of spare parts is recognized when the significant risks and rewards of ownership of the goods are transferred, the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, the revenue is fixed or determinable and collection is probable and the costs incurred in respect to the transaction can be measured reliably.

Product maintenance

Revenue from maintenance contracts is generally recognized on the basis of the percentage-of-completion of the transaction when it is probable that the future economic benefits will flow to the Company and when the amount of revenue can be measured reliably. Under the percentage-of-completion method, revenue is recorded as related costs are incurred, on the basis of the percentage of actual costs incurred to date, related to the estimated total costs to complete the contract.

Training and consulting services

Revenue from training and consulting services is recognized as the services are rendered, the revenue is fixed or determinable and collection is probable, and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

For flight schools, cadet training courses are offered mainly by way of ground school and live aircraft flight. During the ground school phase, revenue is recognized in income on a straight-line basis, while during the live aircraft flight phase, revenue is recognized based on actual flown hours.

Other
Sales incentives to customers

The Company may provide sales incentive in the form of credits, free products and services, and minimum residual value guarantees. Generally, credits and free products and services are recorded at their estimated fair value as a reduction of revenues or included in the cost of sales respectively. Sales with minimum residual value guarantees are recognized in accordance with the substance of the transaction taking into consideration whether the risks and rewards of ownership have been transferred.

Non-monetary transactions

The Company may also enter into sales arrangements where little or no monetary consideration is involved. The non-monetary transactions are measured at the more reliable measure of the fair value of the asset given up and fair value of the asset received.

Deferred revenue

Cash payments received or advances currently due pursuant to contractual arrangements are recorded as deferred revenue until all of the foregoing conditions of revenue recognition have been met.

Employee benefits

Defined benefit pension plans

The Company maintains defined benefit pension plans that provide benefits based on length of service and final average earnings. The service costs and the pension obligations are actuarially determined for each plan using the projected unit credit method, management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and life expectancy.

CAE First Quarter Report 2012 | 41

Notes to the Consolidated Interim Financial Statements

The defined benefit asset or liability comprises the present value of the defined benefit obligation at the reporting date, less past service costs not yet recognized and less the fair value of plan assets out of which the obligations are to be settled. The value of any employee benefit asset recognized is restricted to the sum of any past service costs not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan (asset ceiling test). Minimum funding requirements may give rise to an additional liability to the extent they require paying contributions to cover an existing shortfall. Plan assets are not available to the creditors of the Company nor can they be paid directly to the Company. Fair value of plan assets is based on market price information. Contributions reflect actuarial assumptions of future investment returns, salary projections and future service benefits.

Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and the effect of any asset ceiling and minimum liability are recognized to OCI in the period in which they arise. Past service costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested following the introduction of, or changes to, a defined benefit plan, the Company recognizes past service costs immediately in income.

Defined contribution pension plans

The Company also maintains defined contribution plans for which the Company pays fixed contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in income when they are due.

Termination benefits

Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense, if the Company has made an offer of voluntary redundancy, based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the reporting date are discounted to their present value.

Share-based payment transactions

The Company’s five share-based payment plans are segregated into two categories of plans: Employee Stock Option Plan (ESOP), which is considered an equity-settled share-based payment plan; and Employee Stock Purchase Plan (ESPP), Deferred Share Unit (DSU) plan, Long-Term Incentive Deferred Share Unit (LTI-DSU) plan and Long-Term Incentive Restricted Share Unit (LTI-RSU) plan, which are considered cash-settled share-based payment plans.

For both categories, the fair value of the employee services received in exchange is recognized as an expense in income. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

For equity-settled plans, the cost of equity-settled transactions is measured at fair value using the Black-Scholes option pricing model. The compensation expense is measured at the grant date and recognized over the service period with a corresponding increase to equity-settled share-based payments reserve in equity. The cumulative expenses recognized for equity-settled transactions at each reporting date represents the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. For options with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche is accounted for separately.

For cash-settled plans, a corresponding liability is recognized. The fair value of employee services received is calculated by multiplying the number of units expected to vest with the fair value of one unit as of grant date based on the market price of the Company’s common shares. The fair value of the ESPP is a function of the Company’s contributions. Until the liability is settled, the Company re-measures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in income for the period. The Company has entered into equity swap agreements with a major Canadian financial institution in order to reduce its cash and earnings exposure related to the fluctuation in the Company’s share price relating to the DSU and LTI-DSU programs.

Current and deferred income tax

Income tax expense comprises of current and deferred tax. An income tax expense is recognized in income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the amount expected to be paid or recovered from taxation authorities on the taxable income/loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable/receivable in respect of previous years.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized using the balance sheet liability method, providing for temporary differences between the tax bases of assets or liabilities and their carrying amount for financial reporting purposes.

42 | CAE First Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are recognized for all deductible temporary differences and carry forward of unused tax losses using the impairment method under which some portion or all of the deferred tax asset is reduced by a valuation allowance to limit the recognized amount to the amount which is more likely than not to be realized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer more likely than not that a recognized deferred income tax asset will be realized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become more likely than not that an unrecognized deferred income tax asset will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time that the liability to pay the related dividend is recognized.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Investment tax credits

Investment tax credits (ITCs) arising from R&D activities are deducted from the related costs and are accordingly included in the determination of net earnings when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and capitalized development costs are deducted from the cost of those assets with amortization calculated on the net amount.

Earnings per share

Earnings per share is calculated by dividing the net income for the period attributable to the common shareholders of the Company by the weighted average number of common shares outstanding. The diluted weighted average number of common shares outstanding is calculated by taking into account the dilution that would occur if the securities or other agreements for the issuance of common shares were exercised or converted into common shares at the later of the beginning of the period or the issuance date unless it is anti-dilutive. The treasury stock method is used to determine the dilutive effect of the stock options. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period. The Company has one category of dilutive potential common shares which are share options.

Dividend distribution

In the period in which the dividends are approved by the Company’s Board of Directors, the dividend is recognized as a liability in the Company’s financial statements.

Government assistance

Government contributions are recognized where there is reasonable assurance that the contribution will be received and all attached conditions will be complied.

The Company benefits from investment tax credits that are deemed to be equivalent to government contributions.

Contributions are received for Project New Core Markets from Investissement Québec (IQ) for costs incurred in R&D programs. Contributions were received in previous fiscal years for Project Phoenix from Industry Canada under the Technology Partnerships Canada (TPC) program and from IQ. Repayable government assistance are recognized as royalty obligations. The current portion is included as part of the accrued liabilities. The obligation to repay royalties are recorded when the contribution is receivable and is estimated based on future projections. The obligation is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating. The difference between government contributions and the discounted value of royalty obligations is accounted for as a government contribution which is recognized as a reduction of costs or as a reduction of capitalized expenditures.

The Company recognizes the Government of Canada’s participation in Project Falcon as an interest-bearing long-term obligation. The initial measurement of the accounting liability recognized to repay the lender is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating. The difference between the face value of the long-term obligation and the discounted value of the long-term obligation is accounted for as a government contribution which is recognized as a reduction of costs or as a reduction of capitalized expenditures.

CAE First Quarter Report 2012 | 43

Notes to the Consolidated Interim Financial Statements

Use of estimates

The preparation of the consolidated financial statements in conformity with IFRS requires the Company’s management (management) to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumption and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations

Business combinations are accounted for in accordance with the acquisition method; thus, on the date that control is obtained. The acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. Depending on the complexity of determining these valuations, the Company either consults with independent experts or develops the fair value internally; using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and any changes in the discount rate applied.

Fair value of financial instruments

The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions, and are used when external data is not available. Counterparty credit risk and the fair values of our own credit risk have been taken into account in estimating the fair value of all financial assets and financial liabilities, including derivatives.

The following assumptions and valuation methodologies have been used to estimate the fair value of financial instruments:

(i)

The fair value of cash and cash equivalents, restricted cash, accounts receivable, contracts in progress, accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;

(ii)	The fair value of finance leases are estimated using the discounted cash flow method;
(iii)

The fair value of long-term debt, the long-term obligation and non-current receivables (including advances) are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

(iv)

The fair value of derivative instruments (including forward contracts, swap agreements and embedded derivatives with economic characteristics and risks that are not clearly and closely related to those of the host contract) are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and foreign exchange rate, adjusted for the Company’s and the counterparty credit risk. Assumptions are based on market conditions prevailing at each reporting date. Derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;

(v)

The fair value of available-for-sale investments which do not have readily available market value is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates.

Impairment of non-financial assets

The Company’s impairment test for goodwill is based on value in use calculations that use a discounted cash flows model. The cash flows are derived from the budget approved by management for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset base of the cash-generating units being tested. Cash flow projections take into account past experience and represent management’s best estimate about future developments. Cash flows after the five-year period are extrapolated using estimated growth rates. Key assumptions which management has based its determination of value in use include estimated growth rates, weighted average cost of capital and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and other intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Provisions

In determining the amount of the provisions, assumptions and estimates are made in relation to discount rates, the expected costs and the expected timing of the costs.

Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts to deliver services and manufacture products. Use of the percentage-of-completion method requires the Company to estimate the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of its estimated costs to complete, percentage-of-completion estimates and revenues and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and earnings estimates is reflected in the period in which the need for a revision becomes known.

44 | CAE First Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

Defined benefit pension plans

The cost of defined benefit pension plans as well as the present value of the pension obligations is determined using actuarial valuations. The actuarial valuations involve making assumptions about discount rates, expected rates of return of assets, future salary increases, mortality rates and future pension increases. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriated discount rate management considers the interest rates of corporate bonds that are denominated in the currency in which the benefits will be paid with an AA/AAA rating, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country.

The expected return on plan assets is determined by considering the expected returns on the assets underlying the current investment policy applicable over to the period over which the obligation is to be settled. For the purpose of calculating the expected return on plan assets, historical and expected future returns were considered separately for each class of assets based on the asset allocation and the investment policy.

Other key assumptions for pension obligations are based, in part, on current market conditions.

Share-based payments

The Company measures the cost of cash and equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which is dependent on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.

Income taxes

The Company is subject to income taxes laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involve certain uncertainties in the interpretation of complex tax regulations. The Company provides for potential tax liabilities based on the probable weighted average of the possible outcomes. Differences between actual results and those estimates could have an effect on the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized for all unused tax losses to the extent that it is more likely than not that taxable profit will be available against the losses that can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilise future tax benefits.

Government assistance repayments

In determining the amount of repayable government assistance, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues, when relevant. Revenue projections take into account past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates. These estimates along with the methodology used to derive the estimates can have a material impact on the respective values and ultimately any repayable obligation in relation to government assistance.

Future changes in accounting policies

Financial instruments

In November 2009, the IASB released IFRS 9, Financial Instruments, which is the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement. It addresses classification and measurement of financial assets and liabilities. IFRS 9 replaces the multiple category and measurement models of IAS 39 for debt instruments with a new mixed measurement model having two categories: amortized cost and fair value through profit or loss. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. However, the portion of the changes in fair value related to the Company’s own credit risk must be presented in OCI rather than in income. IFRS 9 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

Consolidation

In May 2011, the IASB released IFRS 10, Consolidated Financial Statements, which replaces SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

CAE First Quarter Report 2012 | 45

Notes to the Consolidated Interim Financial Statements

Joint arrangements

In May 2011, the IAS released IFRS 11, Joint Arrangements, which supersedes IAS 31, Interests in Joint Ventures, and SIC-13,

Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as is currently the case under IAS 31. The standard addresses inconsistencies in the reporting of joint arrangements by requiring the equity method to account for interest in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company currently uses proportionate consolidation to account for interests in joint ventures, but must apply the equity method under IFRS 11. Under the equity method, the Company’s share of net assets, net income and OCI of joint ventures will be presented as one-line items on the statement of financial position, the statement of income and the statement of comprehensive income, respectively.

Disclosure of interests in other entities

In May 2011, the IASB released IFRS 12, Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The standard requires an entity to disclose information regarding the nature and risks associated with its interests in other entities and the effects of those interests in its financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

Fair value measurement

In May 2011, the IASB released IFRS 13, Fair Value Measurement. IFRS 13 will improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

Employee benefits

In June 2011, the IASB amended IAS 19, Employee Benefit. IAS 19 is amended to reflect significant changes to recognition and measurement of defined benefit pension expense and termination benefits by the elimination of the option to defer the recognition of gains and losses (the corridor approach) and expand the disclosure requirements. These amendments are effective for years beginning on or after January 1, 2013, with earlier application permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

NOTE 2 – FIRST-TIME ADOPTION OF IFRS

First-time adoption

For all periods up to and including the year ended March 31, 2011, the Company prepared its consolidated financial statements in accordance with previous Canadian GAAP. For periods beginning on or after April 1, 2011, the Company has adopted IFRS for its consolidated financial statements. Consequently, for the period ending June 30, 2011, the Company has prepared its first financial statements in accordance with IFRS applicable as at August 10, 2011.

In preparing these consolidated financial statements, the Company’s opening statement of financial position was prepared as at the Company’s date of transition to IFRS, April 1, 2010. This note explains the principal adjustments made by the Company in restating its previous Canadian GAAP equity as at April 1, 2010 and its previously published Canadian GAAP financial statements for the year ended March 31, 2011 and the three months ended June 30, 2010.

The accounting policy differences and impacts identified should not be considered complete or final as the information presented below reflects the Company’s current assumptions, estimates and expectations, all of which are subject to change. Changes to IFRS, other regulations or economic conditions may also impact the following information. In addition, financial decisions on accounting policies are not required to be made until the preparation of the fiscal 2012 annual financial statements is complete.

46 | CAE First Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

Exemptions applied

IFRS 1, First-Time Adoption of International Financial Reporting Standards, allows first-time adopters certain exemptions from the general requirement to apply IFRS as effective for March 31, 2012 year ends retrospectively. The Company has applied the following exemptions:

i)	The Company has elected to recognize specific training devices at their estimated fair values and use those fair values as deemed cost at April 1, 2010;
ii)	The Company has elected to recognize all cumulative actuarial gains and losses of defined benefit plans deferred under Canadian GAAP in opening retained earnings at April 1, 2010;
iii)	The Company has deemed the cumulative foreign currency translation adjustment for foreign operations at April 1, 2010 to be zero, with the adjustment recorded against opening retained earnings;
iv)	The Company has elected to apply the requirement of IAS 23, Borrowing Costs, whereby interest must be capitalized to qualifying assets beginning only after April 1, 2010;
v)

The Company has elected not to apply IFRS 3 (as amended in 2008), Business Combinations, to business combinations that occurred before April 1, 2010. Consequently, as at April 1, 2010, the carrying amount of goodwill under IFRS is equal to the carrying amount of goodwill under Canadian GAAP.

Reconciliation of equity as previously reported under Canadian GAAP to IFRS

(Unaudited)		March 31	June 30	April 1
(amounts in millions)	Notes	2011	2010	2010
Shareholders' equity as previously reported under Canadian GAAP		$1,269.4	$1,191.2	$1,155.8
IFRS adjustments decrease:
Property, plant and equipment*	B	(65.0)	(66.7)	(68.4)
Leases*	E	(22.9)	(24.0)	(23.3)
Employee benefits	C	(49.7)	(60.3)	(57.1)
Revenue	F	(5.5)	(6.3)	(6.0)
Government assistance*	A	(104.4)	(101.5)	(100.4)
Borrowing costs*	D	(26.4)	(23.4)	(23.0)
Income taxes and other	G	(81.1)	(75.8)	(77.2)
Equity attributable to equity holders of the Company under IFRS		$914.4	$833.2	$800.4
Non-controlling interests	H	18.5	17.4	18.0
Total equity as reported under IFRS		$932.9	$850.6	$818.4

*	Certain tax effects for these adjustments are included in income taxes and other.

CAE First Quarter Report 2012 | 47

Notes to the Consolidated Interim Financial Statements

Reconciliation of net income as previously reported under Canadian GAAP to IFRS

(Unaudited)		for fiscal year ended March 31, 2011			three months ended June 30, 2010
(amounts in millions, except		Canadian			Canadian
per share amounts)	Notes	GAAP	Adjustment	IFRS	GAAP	Adjustment	IFRS
Revenue	F	$1,629.0	$1.8	$1,630.8	$366.7	$(0.3)	$366.4
Cost of sales	A, B, D-F	1,102.7	(20.7)	1,082.0	243.3	(5.9)	237.4
Gross profit		$526.3	$22.5	$548.8	$123.4	$5.6	$129.0
Research and development		46.4	(1.9)	44.5	12.6	-	12.6
Selling, general and administrative A, C, D, G		238.9	1.0	239.9	55.2	1.0	56.2
Other losses (gains) - net		(18.3)	0.1	(18.2)	(6.6)	1.1	(5.5)
Operating profit		$259.3	$23.3	$282.6	$62.2	$3.5	$65.7
Finance income	A	(4.1)	(0.3)	(4.4)	(0.9)	(0.1)	(1.0)
Finance expense	A, D, E	34.8	29.6	64.4	7.8	7.4	15.2
Finance expense - net		$30.7	$29.3	$60.0	$6.9	$7.3	$14.2
Earnings before income taxes		$228.6	$(6.0)	$222.6	$55.3	$(3.8)	$51.5
Income tax expense	G	58.8	2.9	61.7	15.9	(1.0)	14.9
Net income		$169.8	$(8.9)	$160.9	$39.4	$(2.8)	$36.6
Attributable to:
Equity holders of the Company		$169.8	$(9.5)	$160.3	$39.4	$(2.2)	$37.2
Non-controlling interests	H	-	0.6	0.6	-	(0.6)	(0.6)
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic		$0.66	$(0.04)	$0.62	$0.15	$-	$0.15
Diluted		0.66	(0.04)	0.62	0.15	(0.01)	0.14
Weighted average number of
shares outstanding (basic)		256.7	-	256.7	256.5	-	256.5
Weighted average number of
shares outstanding (diluted)		257.3	0.2	257.5	256.6	0.2	256.8

Reconciliation of comprehensive income as previously reported under Canadian GAAP to IFRS

		fiscal year ended March 31, 2011			three months ended June 30, 2010
(Unaudited)		Canadian			Canadian
(amounts in millions)	Notes	GAAP	Adjustment	IFRS	GAAP	Adjustment	IFRS
Net income		$169.8	$(8.9)	$160.9	$39.4	$(2.8)	$36.6
Other comprehensive income (loss):
Foreign currency translation
adjustment	B - G	$(24.1)	$3.7	$(20.4)	$11.0	$3.1	$14.1
Net changes in cash flow hedge		(0.6)	-	(0.6)	(9.1)	0.1	(9.0)
Net changes in available-for-sale
financial instruments		-	(0.1)	(0.1)	-	-	-
Defined benefit plan actuarial
gains (losses) adjustment	C	-	6.3	6.3	-	(3.4)	(3.4)
Other comprehensive income (loss)		$(24.7)	$9.9	$(14.8)	$1.9	$(0.2)	$1.7
Total comprehensive income (loss)		$145.1	$1.0	$146.1	$41.3	$(3.0)	$38.3
Total comprehensive income (loss) attributable to:
Equity holders of the Company		$145.1	$0.3	$145.4	$41.3	$(2.6)	$38.7
Non-controlling interests		-	0.7	0.7	-	(0.4)	(0.4)
Total comprehensive income (loss)		$145.1	$1.0	$146.1	$41.3	$(3.0)	$38.3

48 | CAE First Quarter Report 2012

				Notes to the Consolidated Interim Financial Statements

Reconciliation of financial position as previously reported under Canadian GAAP to IFRS

			March 31, 2011			April 1, 2010
(Unaudited)		Canadian			Canadian
(amounts in millions)	Notes	GAAP	Adjustment	IFRS	GAAP	Adjustment	IFRS
Assets
Cash and cash equivalents		$276.4	$-	$276.4	$312.9	$-	$312.9
Accounts receivable	H	296.9	(0.1)	296.8	237.5	0.7	238.2
Contracts in progress: assets	F, H	207.9	22.6	230.5	220.6	(15.1)	205.5
Inventories	F	125.1	(0.8)	124.3	126.9	(0.1)	126.8
Prepayments	E	54.5	(11.0)	43.5	33.7	(9.5)	24.2
Income taxes recoverable	A, G, H	52.2	6.6	58.8	24.3	6.4	30.7
Future income taxes	H	9.2	(9.2)	-	7.1	(7.1)	-
Derivative financial assets	H	-	18.9	18.9	-	27.9	27.9
Total current assets		$1,022.2	$27.0	$1,049.2	$963.0	$3.2	$966.2
Property, plant and equipment	A, B, D, E	1,180.1	30.9	1,211.0	1,147.2	49.9	1,197.1
Intangible assets	A, D, H	178.8	197.0	375.8	125.4	165.0	290.4
Goodwill	H	198.5	(198.5)	-	161.9	(161.9)	-
Deferred tax assets	D, G, H	76.7	(56.0)	20.7	82.9	(58.2)	24.7
Derivative financial assets	H	-	11.6	11.6	-	15.1	15.1
Other assets	C, H	201.6	(52.6)	149.0	141.5	(43.7)	97.8
Total assets		$2,857.9	$(40.6)	$2,817.3	$2,621.9	$(30.6)	$2,591.3
Liabilities and equity
Accounts payable and accrued liabilities	A, C, E, H	$527.1	$24.8	$551.9	$467.8	$25.2	$493.0
Provisions	H	-	20.9	20.9	-	32.1	32.1
Income taxes payable	H	-	12.9	12.9	-	6.5	6.5
Contracts in progress: liabilities	F, H	173.3	(47.5)	125.8	199.7	(32.3)	167.4
Current portion of long-term debt	E	30.7	55.5	86.2	51.1	17.4	68.5
Future income taxes	H	31.8	(31.8)	-	23.0	(23.0)	-
Derivative financial liabilities	H	-	12.4	12.4	-	9.3	9.3
Total current liabilities		$762.9	$47.2	$810.1	$741.6	$35.2	$776.8
Provisions	H	-	10.4	10.4	-	8.2	8.2
Long-term debt	E	443.8	130.2	574.0	441.6	159.3	600.9
Royalty obligations	A	-	161.6	161.6	-	148.0	148.0
Employee benefits obligations	C, H	-	62.8	62.8	-	81.4	81.4
Deferred gains and other
non-current liabilities	H	262.6	(75.0)	187.6	200.5	(71.2)	129.3
Deferred tax liabilities	A-C, E-H	119.2	(54.7)	64.5	82.4	(69.2)	13.2
Derivative financial liabilities		-	13.4	13.4	-	15.1	15.1
Total liabilities		$1,588.5	$295.9	$1,884.4	$1,466.1	$306.8	$1,772.9
Equity
Share capital	H	$445.9	$(5.2)	$440.7	$441.5	$(5.2)	$436.3
Contributed surplus	H	13.5	3.6	17.1	10.9	3.3	14.2
Other reserves	H	(240.1)	230.3	(9.8)	(215.4)	226.8	11.4
Retained earnings	A - H	1,050.1	(583.7)	466.4	918.8	(580.3)	338.5
Equity attributable to equity
holders of the Company	A - H	$1,269.4	$(355.0)	$914.4	$1,155.8	$(355.4)	$800.4
Non-controlling interests	H	-	18.5	18.5	-	18.0	18.0
Total equity		$1,269.4	$(336.5)	$932.9	$1,155.8	$(337.4)	$818.4
Total liabilities and equity		$2,857.9	$(40.6)	$2,817.3	$2,621.9	$(30.6)	$2,591.3

CAE First Quarter Report 2012 | 49

Notes to the Consolidated Interim Financial Statements

Summary reconciliation of statement of cash flows as previously reported under Canadian GAAP to IFRS

	fiscal year ended March 31, 2011				three months ended June 30, 2010
(Unaudited)	Canadian				Canadian
(amounts in millions)	GAAP	Adjustment		IFRS	GAAP		Adjustment	IFRS
Cash flows provided by (used in) operating activities	$247.0	$(20.7	) $	226.3	$(44.3	) $	0.1	$(44.2)
Cash flows provided by (used in) investing activities	(237.3)	6.4		(230.9)	(50.3)		2.7	(47.6)
Cash flows provided by (used in) financing activities	(42.2)	14.3		(27.9)	(18.2)		(2.8)	(21.0)

Restatement of the financial statements from Canadian GAAP to IFRS

The following items explain the most significant and pertinent restatements to the financial statements resulting from the application IFRS.

A) IAS 20 and IAS 32 - Accounting for government grants and disclosure of government assistance and financial instruments: presentation

Royalty arrangements with the government
Canadian GAAP accounting	With the exception of the Government of Canada’s contributions for Project Falcon, other
policy	government contributions are recorded as a reduction of the related R&D program costs or as a reduction in the program’s capitalized expenditures.
A liability to repay the government contribution is recognized when conditions arise and the repayment thereof is reflected in the consolidated earnings statement when royalties become due.
Contributions for Project Falcon are recognized as an interest-bearing long-term obligation.
The difference between the face value of the long-term obligation and the discounted value of the long-term obligation is accounted for as a government contribution and is recognized as a reduction of costs or as a reduction of capitalized expenditures.
IFRS accounting policy	Repayable government assistance arrangements are recognized as royalty obligations. The obligation to repay royalties is recorded when the contribution is received and is estimated based on future projections. Subsequent re-measurement of these obligations is recognized in income.
April 1, 2010 balance sheet	As a result of applying the IFRS policy, a royalty obligation, recorded at a discounted value
impact	and accreted over time, was recorded on the statement of financial position in the amount of
$156.6 million (including the current portion), with an offsetting decrease in equity of
$100.4 million, net of a deferred tax impact of $36.8 million, and an increase in assets of
$19.4 million to retroactively affect government assistance that were recorded as a reduction of costs and a reduction of capital expenditures, respectively, in accordance with Canadian
GAAP.
Impact on net income for the	When compared to the amount recognized under Canadian GAAP, cost of sales were
three month period ended	reduced by $1.7 million as royalty expenses from arrangements with the government on R&D
June 30, 2010	programs are not recognized under IFRS. Conversely, finance expenses related to government royalty obligations increased by $3.3 million.
Impact on net income for the	When compared to the amount recognized under Canadian GAAP, cost of sales were
year ended March 31, 2011	reduced by $7.6 million as royalty expenses from arrangements with the government on R&D programs are not recognized under IFRS. Conversely, finance expenses related to government royalty obligations increased by $13.3 million.
Impact on statement of cash	There is no significant impact when compared to the cash flows recognized under Canadian
flows	GAAP.

50 | CAE First Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

B) IAS 16 - Property, plant and equipment (PP&E)

IFRS 1 Exemption – fair value as deemed cost
Exemption applied	The company elected to use fair value as deemed cost on the date of transition for specific items of property, plant and equipment.
April 1, 2010 balance sheet	As a consequence, PP&E decreased by $76.4 million and equity decreased by
impact	$61.8 million, net of a deferred tax impact of $14.6 million. The aggregate of the fair values for these specific training devices was $159.0 million at April 1, 2010.
Impact on net income for the three	When compared to the amount recognized under Canadian GAAP, cost of sales were
month period ended	reduced by $1.3 million, given the lower depreciation of the specific training devices.
June 30, 2010
Impact on net income for the year	When compared to the amount recognized under Canadian GAAP, cost of sales were
ended March 31, 2011	reduced by $5.5 million, given the lower depreciation of specific training devices.
Impact on statement of cash flows	There is no significant impact when compared to the cash flows recognized under Canadian
GAAP.

Componentization
Canadian GAAP accounting	The cost of an item of PP&E made up of significant separable component parts is allocated
policy	to the component parts when practicable and when an estimate can be made of the lives of the separate components.
IFRS accounting policy	Each part of an item of PP&E with a cost that is significant in relation to the total cost of the item, and which has a useful life which is different than the main asset, must be depreciated separately.
April 1, 2010 balance sheet	Certain buildings are separated into components. The three components identified were: the
impact	roof, the heating and cooling system and the rest of the building. The impact of componentization resulted in a decrease in PP&E of $2.0 million on April 1, 2010.
Impact on net income for the	There is no significant impact when compared to the amount recognized under Canadian
three month period ended	GAAP.
June 30, 2010 and for the year
ended March 31, 2011
Impact on statement of cash	There is no significant impact when compared to the cash flows recognized under Canadian
flows	GAAP.

De-recognition
Canadian GAAP accounting	PP&E are recorded at cost less accumulated depreciation, net of any impairment charges.
policy	Subsequent costs are capitalized if they constitute an asset betterment or are expensed if they constitute a repair or maintenance.
IFRS accounting policy	Upon replacement of a component, a loss on disposal is recognized to income when the carrying value of a replaced item is de-recognized, unless the item is transferred to inventories. If it is not practical to determine such carrying value, the cost and accumulated depreciation will be calculated by reference to the cost of the replacement part.
April 1, 2010 balance sheet	The impact of retroactively considering past de-recognitions resulted in a decrease in PP&E
impact	of $6.5 million on April 1, 2010.
Impact on net income for the	There is no significant impact when compared to the amount recognized under Canadian
three month period ended	GAAP.
June 30, 2010 and for the year
ended March 31, 2011
Impact on statement of cash	There is no significant impact when compared to the cash flows recognized under Canadian
flows	GAAP.

CAE First Quarter Report 2012 | 51

Notes to the Consolidated Interim Financial Statements

C) IAS 19 - Employee benefits

IFRS 1 Exemption and accounting impact on our continuing operations - actuarial gains and losses
Canadian GAAP accounting	The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation
policy	and the fair value of plan assets is not immediately recognized in income, but is amortized over the remaining service period of active employees (corridor approach). Unrecognized actuarial gains and losses below the corridor are deferred.
IFRS 1 exemption applied and	The Company elected to recognize all cumulative actuarial gains and losses of defined
IFRS accounting policy	benefit plans deferred under previous Canadian GAAP in opening retained earnings.
Subsequently, actuarial gains and losses for the Company’s defined benefit plans will be recognized in the period in which they occur on the statement of financial position and in other comprehensive income.
April 1, 2010 balance sheet	The effect of recognizing all cumulative actuarial gains and losses on April 1, 2010 resulted
impact	in a decrease in other assets of $29.6 million and an additional recognition of employee benefit obligations in the amount of $25.7 million. Equity also decreased by $40.7 million after consideration of a deferred tax impact of $14.6 million.
Impact on net income for the	When compared to the amount recognized under Canadian GAAP, general and
three month period ended	administrative expenses were reduced by $0.6 million, given the reduced amortization of
June 30, 2010	actuarial gains and losses.
Impact on net income for the	When compared to the amount recognized under Canadian GAAP, general and
year ended March 31, 2011	administrative expenses were reduced by $2.2 million given the reduced amortization of actuarial gains and losses.
Impact on statement of cash	There is no significant impact when compared to the cash flows recognized under Canadian
flows	GAAP.

Actuarial valuations
Canadian GAAP accounting	It is possible to value pension assets and obligations up to three months prior to year-end.
policy
IFRS accounting policy	Pension assets and obligations are required to be valued as at the statement of financial position date.
April 1, 2010 balance sheet	The effect of the change in measurement date resulted in an increase in the Employee
impact	benefits obligation of $17.0 million, with an offsetting decrease in equity of $12.4 million, net of a deferred tax impact of $4.6 million.
Impact on net income for the	When compared to the amount recognized under Canadian GAAP, general and
three month period ended	administrative expenses increased by $0.3 million.
June 30, 2010
Impact on net income for the	When compared to the amount recognized under Canadian GAAP, general and
year ended March 31, 2011	administrative expenses increased by $1.1 million.
Impact on statement of cash	There is no significant impact when compared to the cash flows recognized under Canadian
flows	GAAP.

52 | CAE First Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

Past service costs
Canadian GAAP accounting	Past service costs are amortized on a straight-line basis over the average remaining service
policy	period of active employees expected to receive benefits under the plan up to the full eligibility date.
IFRS accounting policy	Past service costs are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested following the introduction of, or changes to, a defined benefit plan, past service costs are recognized immediately.
April 1, 2010 balance sheet	The effect of recognizing benefits that have already vested resulted in an increase in the
impact	employee benefits obligation of $4.8 million, with an offsetting decrease in equity of
$3.5 million, net of a deferred tax impact of $1.3 million.
Impact on net income for the	There is no significant impact when compared to the amount recognized under Canadian
three month period ended	GAAP.
June 30, 2010 and for the year
ended March 31, 2011
Impact on statement of cash	There is no significant impact when compared to the cash flows recognized under Canadian
flows	GAAP.

D) IAS 23 - Borrowing costs

IFRS 1 Exemption – borrowing costs
Exemption applied	The Company elected to apply the requirement of IAS 23, Borrowing Costs, whereby interest must be capitalized to qualifying assets beginning only on April 1, 2010.
April 1, 2010 balance sheet	As a consequence, unamortized capitalized interest prior to April 1, 2010 was eliminated as
impact	an adjustment to retained earnings and resulted in a decrease in PP&E and intangible assets of $23.5 million and $1.7 million respectively, with an offsetting decrease in equity of
$23.0 million, net of a deferred tax impact of $2.2 million.
Impact on net income for the	When compared to the amount recognized under Canadian GAAP, cost of sales decreased
three month period ended	by $0.3 million, due to lower amortization resulting from the elimination of unamortized
June 30, 2010	capitalized interest. However, finance expense increased by $1.0 million given that interest on certain assets did not qualify for capitalization. Under Canadian GAAP, this interest was capitalized to the cost of the related asset.
Impact on net income for the	When compared to the amount recognized under Canadian GAAP, cost of sales decreased
year ended March 31, 2011	by $0.8 million due to lower amortization resulting from the elimination of unamortized capitalized interest. However, finance expense increased by $4.3 million given that interest on certain assets did not qualify for capitalization. Under Canadian GAAP, this interest was capitalized to the cost of the related asset.
Impact on statement of cash	There is no significant impact when compared to the cash flows recognized under Canadian
flows	GAAP.

CAE First Quarter Report 2012 | 53

Notes to the Consolidated Interim Financial Statements

54 | CAE First Quarter Report 2012

E) IAS 17 – Leases

Classification
Canadian GAAP accounting	Under Canadian GAAP, a lease is classified as either a capital (finance) lease or as an
policy	operating lease. Lease classification is dependent on whether substantially all of the benefits and risks of ownership of a leased asset are transferred to the lessee and the assessment is made at the inception of the lease. Quantitative thresholds are given as determining classification thresholds.
IFRS accounting policy	Lease classification under IFRS is also dependent on whether substantially all of the benefits and risks of ownership of a leased asset are transferred to the lessee at the inception of the lease. No quantitative thresholds are offered, and there are additional qualitative indicators provided.
April 1, 2010 balance sheet	Material lease arrangements, previously classified as operating leases, are to be recognized
impact	on the statement of financial position as finance leases. These include certain simulators installed in the Company’s global network of training centres and specific buildings.
The impact of reclassifying these leases resulted in an increase in PP&E of $150.7 million and a corresponding increase to long-term debt, including the current portion, of
$176.5 million on April 1, 2010. Equity decreased by $23.3 million, net of a deferred tax impact of $12.0 million.
Impact on net income for the	When compared to the amount recognized under Canadian GAAP, cost of sales decreased
three month period ended	by $2.6 million, mainly due to the reversal of rent expense, which was partially offset by the
June 30, 2010	depreciation incurred on the assets that changed lease classification. Conversely, finance expense increased by $2.8 million mainly due to interest accretion on the long-term debt.
Impact on net income for the	When compared to the amount recognized under Canadian GAAP, cost of sales decreased
year ended March 31, 2011	by $10.5 million, mainly due to the reversal of rent expense, which was partially offset by the depreciation incurred on the assets that changed lease classification. Conversely, finance expense increased by $11.1 million mainly due to interest accretion on the long-term debt.
Impact on statement of cash	Under Canadian GAAP, payments for certain simulators installed in the Company’s global
flows	network of training centres and specific buildings previously classified as operating leases were classified as cash flows from operating activities. Under IFRS, given that these leases are recognized on the balance sheet as finance leases, such payments are treated as financing activities. For the three month period ended June 30, 2010, cash flows from financing activities decreased by $2.4 million as the lease obligations were repaid. For the year ended March 31, 2011, cash flows from financing activities also decreased by
$17.5 million as the lease obligations were repaid.

Notes to the Consolidated Interim Financial Statements

F) IAS 18 – Revenue

Long-term service arrangements
Canadian GAAP accounting	Generally, revenue from long-term maintenance contracts is recognized in earnings on a
policy	straight-line method over the contract period, or in situations when it is clear that costs will be incurred on other than a straight-line basis, based on historical evidence, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract (the percentage-of-completion or POC method).
IFRS accounting policy	The notion that historical evidence is needed to recognize revenue under the POC method of accounting is not necessary. As a result, for service contracts where POC accounting more appropriately estimates the outcome of the contract, revenue recognition using the straight-line method is not appropriate.
April 1, 2010 balance sheet	The effect of retroactively applying the POC method for certain limited arrangements had a
impact	negative effect on retained earnings of $6.0 million.
Impact on net income for the	Revenue decreased by $0.3 million, while cost of sales increased by $0.1 million.
three month period ended
June 30, 2010
Impact on net income for the	Revenue increased by $1.9 million, while cost of sales increased by $0.7 million.
year ended March 31, 2011
Impact on statement of cash	There is no significant impact when compared to the cash flows recognized under Canadian
flows	GAAP.

G) Income taxes and other

Unrecognized deferred tax assets
IFRS accounting policy	Certain transitional adjustments have resulted in the computation of additional deferred tax assets but given that IFRS imposes restrictions on the full recognition of future taxes by requiring that they be recognized only to the extent that their realization is probable, certain future tax assets have not been recognized as some benefits are expected to materialize in periods subsequent to the period meeting the probability of recovery test required to support such assets.
April 1, 2010 balance sheet	Future tax assets were recognized only to the extent that their realization is probable.
impact
Impact on statement of cash	There is no significant impact when compared to the cash flows recognized under Canadian
flows	GAAP.

IFRS 3 - Business combinations
Acquisition costs
Canadian GAAP accounting	Acquisition-related costs are costs the acquirer incurs to effect a business combination.
policy	Under Canadian GAAP, direct costs of a business acquisition are capitalized as part of the purchase price allocation while indirect costs are expensed.
IFRS accounting policy	The acquirer accounts for all acquisition-related costs as expenses in the periods in which the costs are incurred and the services are received, with one exception for the costs to issue debt or equity securities.
April 1, 2010 balance sheet	No impact given the IFRS 1 election to apply IFRS 3 to business combinations that occurred
impact	on or after April 1, 2010.
Impact on net income for the	As a result of expensing the acquisition costs, general and administrative expenses
three month period ended	increased by $0.9 million.
June 30, 2010
Impact on net income for the	As a result of expensing the acquisition costs, general and administrative expenses
year ended March 31, 2011	increased by $2.5 million.
Impact on statement of cash	There is no significant impact when compared to the cash flows recognized under Canadian
flows	GAAP.

CAE First Quarter Report 2012 | 55

Notes to the Consolidated Interim Financial Statements

H) Reclassifications

Below are some of the significant reclassification differences:

	Canadian GAAP	IFRS

-	Derivative financial assets are included in Accounts	- Derivative financial assets and derivative financial liabilities
	receivable and Other assets, while derivative financial	are separately identified.
liabilities are included in Accounts payable and accrued
liabilities and Deferred gains and other long-term liabilities.

-	Current and long-term portions of future income tax assets	- Deferred tax balances are not classified as current assets or
	and liabilities are segregated as the Company presents a	current liabilities. All deferred tax balances are classified as
	classified balance sheet. Classification is based on	long-term assets or liabilities.
classification of the asset or liability to which the future taxes relate. If a future tax balance is not related to an asset or liability recognized for accounting purposes, it is classified according to the date on which the balance is expected to be realized.

-	Provisions are included in the balance of Accounts payable	- Provisions are separately identified on the statement of
	and accrued liabilities and Deferred gains and other long-	financial position.
term liabilities.

-	Employee benefit liabilities are presented in Deferred gains	- Employee benefit liabilities are separately identified.
and other long-term liabilities.

-	Income taxes payable are presented in Accounts payable	- Income taxes payable are separately identified.
and accrued liabilities.

-	Non-controlling interest is included on the balance sheet in	- Non-controlling interests are classified as part of equity and
	Deferred gains and other long-term liabilities. Net earnings	presented separately in the income statement. Non-
	are shown net of any earnings or losses attributed to non-	controlling interests are included in the determination of net
	controlling interests.	income.

-	Goodwill is separately identified.	- Goodwill is presented in Intangible assets.

-	Certain accounts receivables and contracts in progress	- Certain contracts in progress assets sold through the
	assets are sold to third parties for cash consideration through	program are not eligible for de-recognition. As a result, the
	a program.	cash consideration received for these assets are classified in the current portion of long-term debt.

For the three month period ended June 30, 2010, there was
no significant impact when compared to the cash flows
recognized under Canadian GAAP for this reclassification.

For the year ended March 31, 2011, cash flows from
operating activities decreased by $32.2 million and cash
flows from financing activities increased by the same amount.

56 | CAE First Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

NOTE 3 – INVESTMENTS IN JOINT VENTURES

During the quarter, the Company entered into new joint venture arrangements to form CAE Japan Flight Training Inc. – 51%, Asian Aviation Centre of Excellence Sdn. Bhd. – 50% and Delhi training centre – 25%.

Except for the Helicopter Training Media International GmbH joint venture, whose operations are essentially focused on designing, manufacturing and supplying advanced helicopter military training product applications, the other joint venture companies’ operations are focused on providing civil and military aviation training and related services.

The following table summarizes the financial information of the Company's investment in all of its joint ventures:

(Unaudited)	June 30	March 31	April 1
(amounts in millions)	2011	2011	2010
Assets
Current assets	$71.4	$67.6	$54.0
Property, plant and equipment and other non-current assets	277.5	258.7	235.0
Liabilities
Current liabilities	44.2	49.0	33.3
Long-term debt (including current portion)	119.6	123.1	117.2
Deferred gains and other non-current liabilities	9.4	8.0	7.5

(Unaudited)
three months ended June 30
(amounts in millions)		2011	2010
Earnings information
Revenue		$26.7	$19.8
Net income		6.1	4.4
Segmented operating income
TS/C		4.5	3.4
SP/M		0.7	0.6
TS/M		3.5	2.8

There are no contingent liabilities relating to the Company’s interests in the joint ventures, and no contingent liabilities of the joint ventures themselves.

The Company’s share of the capital commitments of the joint ventures themselves amount to $51.9 million as at June 30, 2011 (March 31, 2011 - $37.5 million).

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the statement of financial position net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and delay in collection beyond the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

CAE First Quarter Report 2012 | 57

Notes to the Consolidated Interim Financial Statements

Details of accounts receivable were as follows:

(Unaudited)	June 30	March 31	April 1
(amounts in millions)	2011	2011	2010
Past due trade receivables not impaired
1-30 days	$30.4	$33.0	$21.2
31-60 days	21.8	22.4	10.7
61-90 days	19.1	11.7	9.3
Greater than 90 days	26.2	15.2	20.6
Total	$97.5	$82.3	$61.8
Allowance for doubtful accounts	(5.9)	(6.0)	(5.6)
Current trade receivables	118.3	114.8	90.6
Accrued receivables	45.8	41.3	34.5
Receivables from related parties	20.7	16.6	14.5
Other receivables	42.5	47.8	42.4
Total accounts receivable	$318.9	$296.8	$238.2

Changes in the allowance for doubtful accounts were as follows:

(Unaudited)
three months ended June 30
(amounts in millions)		2011	2010
Allowance for doubtful accounts, beginning of period		$(6.0)	$(5.6)
Additions		(0.6)	(1.7)
Amounts charged off		0.3	0.1
Unused amounts reversed		0.4	0.3
Exchange differences		-	(0.1)
Allowance for doubtful accounts, end of period		$(5.9)	$(7.0)

NOTE 5 – FINANCE EXPENSE, NET

(Unaudited)
three months ended June 30
(amounts in millions)		2011	2010
Finance expense:
Long-term debt (other than finance lease)		$8.2	$7.6
Finance lease		2.7	2.9
Royalty obligations		3.4	3.3
Amortization of deferred financing costs		0.4	0.4
Accretion of provisions		0.4	0.4
Other		1.9	1.1
Fair value gains on financial instruments:
Interest rate swaps: fair value hedges		(0.5)	(0.5)
Borrowing costs capitalized (1)		(0.4)	-
Finance expense		$16.1	$15.2
Finance income:
Interest income on loans and receivables		$(0.1)	$(0.1)
Other		(1.1)	(0.9)
Finance income		$(1.2)	$(1.0)
Finance expense - net		$14.9	$14.2

(1) The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 6.0%.

58 | CAE First Quarter Report 2012

	Notes to the Consolidated Interim Financial Statements

NOTE 6 – EARNINGS PER SHARE AND DIVIDENDS

The following is a reconciliation of the denominators for the basic and diluted earnings per share computations:

(Unaudited)
three months ended June 30	2011	2010
Weighted average number of common shares outstanding	256,999,621	256,525,861
Effect of dilutive stock options	1,001,446	230,541
Weighted average number of common shares outstanding for diluted earnings per share	258,001,067	256,756,402

As at June 30, 2011, options to acquire 2,627,400 common shares (June 30, 2010 - 1,883,711) have been excluded from the above calculation since their inclusion would have an anti-dilutive effect.

Dividends

The dividends declared for the first quarter of fiscal 2012 were $10.3 million or $0.04 per share (2011 - $7.7 million or $0.03 per share).

NOTE 7 – EMPLOYEE COMPENSATION

The following table provides the total employee compensation expense recognized in income:

(Unaudited)
three months ended June 30
(amounts in millions)	2011	2010
Salaries and benefits	$157.8	$141.4
Share-based payments	6.7	5.2
Pension costs - defined benefit plans	2.3	2.8
Pension costs - defined contribution plans	1.6	1.4
Total employee compensation expense	$168.4	$150.8

NOTE 8 – OTHER (GAINS) LOSSES - NET

(Unaudited)
three months ended June 30

(amounts in millions)	2011	2010
Disposal / full retirement of property, plant and equipment	$(6.8)	$0.1
Net foreign exchange differences	(0.9)	(3.3)
Gain on sale of subsidiary	-	(1.0)
Dividend income	(1.2)	(1.8)
Royalty income	(0.1)	(0.1)
Other	(0.9)	0.6
Other (gains) losses - net	$(9.9)	$(5.5)

CAE First Quarter Report 2012 | 59

Notes to the Consolidated Interim Financial Statements

NOTE 9 – SUPPLEMENTARY CASH FLOWS INFORMATION

(Unaudited)
three months ended June 30
(amounts in millions)	2011	2010
Cash (used in) provided by non-cash working capital:
Accounts receivable	$(22.8)	$(46.3)
Contracts in progress: assets	(11.9)	(0.1)
Inventories	(17.4)	0.4
Prepayments	1.5	(1.2)
Income taxes recoverable	(7.9)	(3.8)
Derivative financial assets	16.7	14.1
Accounts payable and accrued liabilities	(71.7)	(56.2)
Provisions	(2.2)	0.5
Income taxes payable	(7.1)	6.6
Contracts in progress: liabilities	(22.2)	(22.0)
Derivative financial liabilities	(15.0)	(6.5)
Changes in non-cash working capital	$(160.0)	$(114.5)

NOTE 10 – GOVERNMENT ASSISTANCE

Project Phoenix, Project Falcon and Project New Core Markets

The following table provides information regarding contributions recognized and amounts not yet received for the aggregate projects Phoenix, Falcon and New Core Markets:

(Unaudited)
three months ended June 30
(amounts in millions)		2011
Outstanding contribution receivable, beginning of period		$12.9
Contributions		9.7
Payments received		(12.6)
Outstanding contribution receivable, end of period		$10.0

Aggregate information about programs

The following table provides information on the aggregate contributions recognized for all programs:

(Unaudited)
three months ended June 30
(amounts in millions)	2011	2010
Contributions credited to capitalized expenditures:
Project Falcon	$1.9	$1.1
Project New Core Markets	1.1	2.6
Contributions credited to income:
Project Falcon	$5.7	$6.4
Project New Core Markets	1.0	-
Total contributions:
Project Falcon	$7.6	$7.5
Project New Core Markets	2.1	2.6

There are no unfulfilled conditions or contingencies attached to these government contributions.

60 | CAE First Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

NOTE 11 – RELATED PARTY TRANSACTIONS
The following transactions were carried out in the normal course of business with related parties:

(Unaudited)	June 30	March 31
(amounts in millions)	2011	2011
Current amounts owed from
Portion attributable to the interests of the other venturers	$19.9	$16.1
Other	0.8	0.5
Current amounts owed to
Portion attributable to the interests of the other venturers	$14.7	$16.2
Other	1.2	0.4
Non-current amounts owed from
Portion attributable to the interests of the other venturers	$0.4	$0.4

(Unaudited)
three months ended June 30
(amounts in millions)	2011	2010
Sales to related parties
Portion attributable to the interests of the other venturers	$21.6	$16.0
Other	1.8	1.8
Purchases from related parties
Portion attributable to the interests of the other venturers	$1.9	$0.9
Other	2.1	1.9
Other transactions
Portion attributable to the interests of the other venturers	$6.8	$-

The non-current amounts owed from related parties are obligations under capital leases maturing in October 2022 and carry an interest rate of 5.14% per annum. There are no provisions held against any of the receivables from related parties as at June 30, 2011 (March 31, 2011 - nil).

In addition, during the first quarter of fiscal 2012, transactions amounting to $0.5 million (2011 - $0.6 million) were made, at normal market prices, with organizations of which some of the Company’s directors are partners or officers.

Compensation of key management personnel

Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation paid or payable to key management for employee services is shown below:

(Unaudited)
three months ended June 30
(amounts in millions)	2011	2010
Salaries and other short-term employee benefits	$1.4	$1.5
Post-employment benefits	0.2	0.2
Termination benefits	1.5	-
Share-based payments	2.2	1.7
	$5.3	$3.4

CAE First Quarter Report 2012 | 61

Notes to the Consolidated Interim Financial Statements

NOTE 12 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its businesses based principally on products and services. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Company manages operations through its five segments (see Note 1). These operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is operating profit (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. Transactions between operating segments are mainly simulator transfers from the SP/C segment to the TS/C segment, which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

(Unaudited)
three months ended June 30, 2011
(amounts in millions)	TS/C	SP/C	Civil	SP/M	TS/M	Military	NCM	Total
External revenue	$124.0	$86.1	$210.1	$135.2	$71.2	$206.4	$11.4	$427.9
Depreciation and amortization
Property, plant and equipment	16.4	1.2	17.6	1.6	2.4	4.0	0.2	21.8
Intangible and other assets	3.2	0.6	3.8	1.1	1.5	2.6	0.6	7.0
Write-downs and reversals of
write-downs of accounts receivable	-	0.1	0.1	0.2	(0.2)	-	0.1	0.2
Segment operating income	35.5	9.7	45.2	18.8	10.6	29.4	(2.6)	72.0

(Unaudited)
three months ended June 30, 2010
(amounts in millions)	TS/C	SP/C	Civil	SP/M	TS/M	Military	NCM	Total
External revenue	$109.9	$67.0	$176.9	$115.8	$66.0	$181.8	$7.7	$366.4
Depreciation and amortization
Property, plant and equipment	15.3	1.2	16.5	1.5	2.2	3.7	0.3	20.5
Intangible and other assets	2.7	0.4	3.1	1.5	0.6	2.1	0.4	5.6
Write-downs and reversals of
write-downs of accounts receivable	1.1	-	1.1	0.1	(0.1)	-	-	1.1
Segment operating income	26.8	9.6	36.4	17.3	13.9	31.2	(1.9)	65.7

Capital expenditures which consist of additions to non-current assets (other than financial instruments and deferred tax assets), by segment are as follows:

(Unaudited)
three months ended June 30
(amounts in millions)	2011	2010
TS/C	$25.2	$12.9
SP/C	5.0	4.2
SP/M	6.3	3.9
TS/M	3.2	7.2
NCM	2.9	1.2
Total capital expenditures	$42.6	$29.4

62 | CAE First Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

Assets and liabilities employed by segment

CAE uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contracts in progress, inventories, prepayments, property, plant and equipment, intangible assets, other assets and derivative financial assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contracts in progress, deferred gains and other non-current liabilities and derivative financial liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

(Unaudited)	June 30	March 31	April 1
(amounts in millions)	2011	2011	2010
Assets employed
TS/C	$1,235.4	$1,225.4	$1,184.1
SP/C	294.7	251.6	241.8
SP/M	515.5	506.5	433.8
TS/M	362.5	352.5	289.5
NCM	71.1	68.2	17.6
Assets not included in assets employed	330.3	413.1	424.5
Total assets	$2,809.5	$2,817.3	$2,591.3
Liabilities employed
TS/C	$151.6	$155.4	$154.9
SP/C	211.3	192.9	211.5
SP/M	232.8	308.6	293.2
TS/M	157.3	174.8	127.6
NCM	26.5	27.8	15.3
Liabilities not included in liability employed	1,067.5	1,024.9	970.4
Total liabilities	$1,847.0	$1,884.4	$1,772.9

Geographic information

The Company markets its products and services in over 20 countries. Sales are attributed to countries based on the location of customers.

(Unaudited)
three months ended June 30
(amounts in millions)	2011	2010
Revenue from external customers
Canada	$58.4	$44.7
United States	119.1	108.5
United Kingdom	40.6	38.1
Germany	42.6	30.3
Netherlands	15.0	15.0
Other European countries	47.3	36.7
China	29.7	14.7
United Arab Emirates	11.7	17.7
Other Asian countries	31.6	32.8
Australia	16.8	16.1
Other countries	15.1	11.8
	$427.9	$366.4

CAE First Quarter Report 2012 | 63

Notes to the Consolidated Interim Financial Statements

(Unaudited)	June 30	March 31	April 1
(amounts in millions)	2011	2011	2010
Non-current assets other than financial instruments and deferred tax assets
Canada	$361.8	$354.7	$295.6
United States	430.2	431.9	459.0
South America	83.1	71.9	50.5
United Kingdom	247.6	248.1	194.2
Spain	54.1	53.6	57.7
Germany	65.9	64.3	66.4
Belgium	60.1	60.0	70.9
Netherlands	93.0	93.3	88.5
Other European countries	72.0	80.3	68.3
United Arab Emirates	75.4	74.9	68.4
Other Asian countries	122.8	117.7	111.6
Other countries	29.9	28.4	13.4
	$1,695.9	$1,679.1	$1,544.5

Notes 13 to 19 relating to the year ended March 31, 2011 are material to an understanding of this interim financial report.

NOTE 13 – CONTRACTS IN PROGRESS

The amounts recognized in the consolidated statement of financial position correspond, for each construction contract, to the aggregate amount of costs incurred plus recognized profits (less recognized losses), less progress billings and amounts sold.

(Unaudited)	March 31
(amounts in millions)	2011
Contracts in progress: assets	$230.5
Contracts in progress: liabilities	(125.8)
Contracts in progress: net assets	$104.7

This amount corresponds to:

(Unaudited)	March 31
(amounts in millions)	2011
Aggregate amount of costs incurred plus recognized
profits (less recognized losses) to date	$2,062.3
Less: progress billing	(1,952.3)
Less: amounts sold	(5.3)
Contracts in progress: net assets	$104.7

As at March 31, 2011, there are no retentions included in contracts in progress, which are amounts of progress billings that are not paid until the satisfaction of conditions specified in the contract.

Construction contracts revenue recognized in fiscal 2011 amounts to $719.8 million.

64 | CAE First Quarter Report 2012

					Notes to the Consolidated Interim Financial Statements

NOTE 14 – PROPERTY, PLANT AND EQUIPMENT

						Assets
		Buildings		Machinery	Aircraft and	under	Assets
(Unaudited)		and		and	aircraft	finance	under
(amounts in millions)	Land	improvements	Simulators	equipment	engines	lease	construction	Total
Net book value at April 1, 2010	$23.6	$173.6	$664.9	$56.3	$10.6	$162.9	$105.2	$1,197.1
Additions	-	6.9	13.3	15.0	3.1	12.4	60.6	111.3
Acquisition of subsidiaries	-	-	8.3	0.6	-	-	-	8.9
Acquisition of joint venture	-	2.9	-	0.3	1.5	-	1.1	5.8
Disposals	-	(0.2)	(1.3)	(0.1)	-	(0.2)	-	(1.8)
Depreciation	-	(12.1)	(37.3)	(14.9)	(2.7)	(18.2)	-	(85.2)
Other	0.1	5.6	65.8	(1.8)	0.6	(8.1)	(66.9)	(4.7)
Exchange differences	(0.2)	(1.7)	(12.7)	(0.3)	(0.2)	(4.6)	(0.7)	(20.4)
Net book value at March 31, 2011	$23.5	$175.0	$701.0	$55.1	$12.9	$144.2	$99.3	$1,211.0

						Assets
		Buildings		Machinery	Aircraft and	under	Assets
(Unaudited)		and		and	aircraft	finance	under
(amounts in millions)	Land	improvements	Simulators	equipment	engines	lease	construction	Total
Cost	$23.5	$280.4	$869.2	$189.6	$20.8	$258.1	$99.3	$1,740.9
Accumulated depreciation	-	(105.4)	(168.2)	(134.5)	(7.9)	(113.9)	-	(529.9)
Net book value at March 31, 2011	$23.5	$175.0	$701.0	$55.1	$12.9	$144.2	$99.3	$1,211.0

As at March 31, 2011, the average remaining amortization period for the simulators is 15 years.

As at March 31, 2011, bank borrowings are collateralized on property, plant and equipment for the value of $270.3 million.

As at March 31, 2011, assets under finance lease include simulators, buildings and machinery and equipment, as follows:

(Unaudited)	March 31
(amounts in millions)	2011
Simulators
Cost	$223.4
Accumulated depreciation	(105.0)
Net book value	$118.4
Buildings
Cost	$34.1
Accumulated depreciation	(8.3)
Net book value	$25.8
Machinery and equipment
Cost	$0.6
Accumulated depreciation	(0.6)
Net book value	$-
Total net book value	$144.2

The lease terms are between 2 and 21 years.

As at March 31, 2011, the net book value of simulators leased out to third parties was $5.1 million.

CAE First Quarter Report 2012 | 65

Notes to the Consolidated Interim Financial Statements

NOTE 15 – INTANGIBLE ASSETS

		Capitalized		ERP and		Other
(Unaudited)		development	Customer	other		intangible
(amounts in millions)	Goodwill	costs	relationships	software	Technology	assets	Total
Net book value at April 1, 2010	$161.9	$29.5	$29.2	$30.3	$19.3	$20.2	$290.4
Additions - internal development	-	22.6	3.1	18.5	0.3	0.3	44.8
Additions - acquired separately	-	-	-	-	-	0.1	0.1
Acquisition of subsidiaries	36.2	-	17.0	-	8.3	0.8	62.3
Amortization	-	(4.1)	(4.5)	(3.7)	(3.0)	(4.4)	(19.7)
Other	-	(2.8)	2.9	0.4	0.4	0.9	1.8
Exchange differences	(3.0)	-	(0.2)	(0.1)	(0.3)	(0.3)	(3.9)
Net book value at March 31, 2011	$195.1	$45.2	$47.5	$45.4	$25.0	$17.6	$375.8

		Capitalized		ERP and		Other
(Unaudited)		development	Customer	other		intangible
(amounts in millions)	Goodwill	costs	relationships	software	Technology	assets	Total
Cost	$195.1	$78.8	$58.0	$78.9	$35.2	$35.5	$481.5

Accumulated depreciation	-	(33.6)	(10.5)	(33.5)	(10.2)	(17.9)	(105.7)
Net book value at March 31, 2011	$195.1	$45.2	$47.5	$45.4	$25.0	$17.6	$375.8

As at March 31, 2011, the average remaining amortization period for the capitalized development costs is five years.

The Company has no indefinite life intangible assets other than goodwill.

The carrying amount of goodwill allocated to the Company's CGUs per operating segments is as follows:

(Unaudited)							March 31
(amounts in millions)							2011
TS/C							$31.0
SP/M							102.4
TS/M							36.2
NCM							25.5
Total goodwill							$195.1

NOTE 16 – EMPLOYEE BENEFITS OBLIGATIONS

The employee benefits obligations is as follows:

(Unaudited)	March 31
(amounts in millions)	2011
Funded defined benefits pension obligations	$254.9
Fair value of plan assets	238.8
Funded defined benefits pension obligations - net	$16.1
Supplemental defined benefits pension obligations	47.0
Unrecognized past service costs	(0.3)
Employee benefits obligations	$62.8

66 | CAE First Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

The changes in the funded defined pension obligations and the fair value of plan assets over the fiscal year 2011 were as follows:

(Unaudited)
(amounts in millions)			2011
	Canadian	Foreign	Total
Pension obligations as at April 1, 2010	$209.5	$25.0	$234.5
Current service cost	8.0	0.4	8.4
Interest cost	12.0	1.3	13.3
Employee contributions	2.7	0.3	3.0
Actuarial (gain) loss	(2.8)	3.8	1.0
Pension benefits paid	(11.7)	(0.5)	(12.2)
Business combination	-	6.7	6.7
Exchange differences	-	0.2	0.2
Pension obligations as at March 31, 2011	$217.7	$37.2	$254.9
Fair value of plan assets as at April 1, 2010	$173.0	$23.6	$196.6
Expected return on plan assets	12.5	1.4	13.9
Actuarial gain	9.6	2.1	11.7
Employer contributions	20.3	0.4	20.7
Employee contributions	2.7	0.3	3.0
Pension benefits paid	(11.7)	(0.5)	(12.2)
Business combination	-	4.8	4.8
Exchange differences	-	0.3	0.3
Fair value of plan assets as at March 31, 2011	$206.4	$32.4	$238.8

The actual return on plan assets was $25.6 million in fiscal 2011.

The changes in the supplemental arrangements pension obligations over the fiscal year 2011 were as follows:

(Unaudited)
(amounts in millions)			2011
	Canadian	Foreign	Total
Pension obligations as at April 1, 2010	$36.1	$7.8	$43.9
Current service cost	1.2	0.1	1.3
Interest cost	2.0	0.4	2.4
Actuarial loss	1.6	0.5	2.1
Pension benefits paid	(2.6)	(0.6)	(3.2)
Business combination	-	0.5	0.5
Pension obligations as at March 31, 2011	$38.3	$8.7	$47.0

CAE First Quarter Report 2012 | 67

Notes to the Consolidated Interim Financial Statements

The net pension cost recognized in net income over the fiscal year 2011 is as follows:

(Unaudited)
(amounts in millions)			2011
	Canadian	Foreign	Total
Funded plans
Current service cost	$8.0	$0.4	$8.4
Interest cost	12.0	1.3	13.3
Expected return on plan assets	(12.5)	(1.4)	(13.9)
Past service cost	0.4	-	0.4
Net pension cost	$7.9	$0.3	$8.2
Supplemental arrangements
Current service cost	$1.2	$0.1	$1.3
Interest cost	2.0	0.4	2.4
Net pension cost	$3.2	$0.5	$3.7
Total net pension cost	$11.1	$0.8	$11.9

For the year ended March 31, 2011, pension costs of $4.5 million has been charged in cost of sales, $1.5 million in research and development expenses, $4.9 million in selling, general and administrative expenses and $1.0 million were capitalized.

The percentage of the major categories of assets which constitutes the fair value of plan assets as at March 31, 2011 is as follows:

(Unaudited)	Canadian plans	Netherlands plan	United Kingdom plan	Norway plan
Equity instruments	63%	25%	53%	21%
Debt instruments	37%	75%	47%	49%
Property	-	-	-	18%
Other	-	-	-	12%
	100%	100%	100%	100%

Pension plan assets include the Company's ordinary shares with fair value of $0.9 million as at March 31, 2011.

Significant assumptions (weighted average):

(Unaudited)			Canadian	Foreign
Pension obligations as at March 31, 2011:
Discount rate			5.75%	5.13%
Compensation rate increases			3.50%	2.35%
Net pension cost:
Expected return on plan assets			7.00%	5.57%
Discount rate			5.75%	5.12%
Compensation rate increases			3.50%	2.04%

68 | CAE First Quarter Report 2012

Notes to the Consolidated Interim Financial Statements

Amounts for the current period are as follows:

(Unaudited)
(amounts in millions)	2011
Funded Canadian plans
Defined benefit obligations	$217.7
Plan assets	206.4
Deficit	11.3
Experience adjustments on plan liabilities	2.8
Experience adjustments on plan assets	9.6

Funded foreign plans
Defined benefit obligations	37.2
Plan assets	32.4
Deficit	4.8
Experience adjustments on plan liabilities	(0.6)
Experience adjustments on plan assets	2.1

Canadian supplemental arrangements
Defined benefit obligation	38.3
Experience adjustments on plan liabilities	(1.6)

Foreign supplemental arrangements
Defined benefit obligations	8.7
Experience adjustments on plan liabilities	(0.5)

The total cumulative amount of net actuarial gains before income taxes recognized in OCI since April 1st, 2010 was $8.6 million as at March 31, 2011. The Company has not determined the amount of actuarial gains and losses that would have been recognized in OCI before April 1st, 2010 since that information was not required to be determined in those earlier periods.

Expected contribution for the next fiscal year is as follows:

(Unaudited)
(amounts in millions)		Funded plans	Supplemental arrangements
	Canadian	Foreign	Canadian	Foreign
Expected contribution - fiscal 2012	$21.1	$1.2	$2.1	$0.6

NOTE 17 – CAPITAL RISK MANAGEMENT

The level of debt versus equity in the capital structure is monitored and the ratios are as follows for fiscal 2011:

(Unaudited)				March 31
(amounts in millions)				2011
Total debt				$660.2
Add: Present value of sales and leaseback operating leases				8.0
Less: Cash and cash equivalents				(276.4)
Adjusted net debt				$391.8
Equity				$932.9
Adjusted net debt: equity				30:70

The Company has certain debt agreements which require the maintenance of a certain level of capital. As at March 31, 2011, the Company is in compliance with its financial covenants.

CAE First Quarter Report 2012 | 69

Notes to the Consolidated Interim Financial Statements

NOTE 18 – OTHER RESERVES

			Net changes in available-
(Unaudited)	Foreign currency	Net change in cash	for-sale financial
(amounts in millions)	translation adjustment	flow hedge	instruments	Total
Balances, as at April 1, 2010	$-	$10.9	$0.5	$11.4
Other comprehensive loss	(20.5)	(0.6)	(0.1)	(21.2)
Balances, as at March 31, 2011	$(20.5)	$10.3	$0.4	$(9.8)

NOTE 19 – RELATED PARTY RELATIONSHIPS

The following tables include investments as at March 31, 2011 which significantly impact the results or assets of the Company:

Investments in subsidiaries consolidated in the Company’s financial statements:

(Unaudited)		% equity
Name	Country of incorporation	interest
7320701 Canada Inc.	Canada	100.0%
7510438 Canada Inc.	Canada	100.0%
B.V. Nationale Luchtvaartschool	Netherlands	100.0%
BGT BioGraphic Technologies Inc.	Canada	100.0%
CAE (UK) PLC	United Kingdom	100.0%
CAE (US) Inc.	United States	100.0%
CAE (US) LLC	United States	100.0%
CAE Aircrew Training Services PLC	United Kingdom	77.9%
CAE Australia Pty Ltd.	Australia	100.0%
CAE Aviation Training B.V.	Netherlands	100.0%
CAE Aviation Training Chile Limitada	Chile	100.0%
CAE Aviation Training International Ltd.	Mauritius	100.0%
CAE Beyss Grundstücksgesellschaft mbH	Germany	100.0%
CAE Center Amsterdam B.V.	Netherlands	100.0%
CAE Center Brussels N.V.	Belgium	100.0%
CAE China Support Services Company Limited	China	100.0%
CAE Civil Aviation Training Solutions, Inc.	United States	100.0%
CAE Datamine Canada Inc.	Canada	100.0%
CAE Datamine Corporate Limited	United Kingdom	100.0%
CAE Electronik GmbH	Germany	100.0%
CAE Engineering Korlátolt FelelQsségq Társaság	Hungary	100.0%
CAE Euroco S.à r.l.	Luxembourg	100.0%
CAE Flight & Simulator Services Sdn. Bhd.	Malaysia	100.0%
CAE Flight Training Center Mexico, S.A. de C.V.	Mexico	100.0%
CAE Flight Solutions USA Inc.	United States	100.0%
CAE Flightscape Inc.	Canada	100.0%
CAE Global Academy Évora, SA	Portugal	100.0%
CAE Global Academy Phoenix Inc.	United States	100.0%
CAE Healthcare Inc.	Canada	100.0%
CAE Healthcare USA Inc.	United States	100.0%
CAE Holdings B.V.	Netherlands	100.0%
CAE Holdings Limited	United Kingdom	100.0%
CAE India Private Limited	India	76.0%
CAE International Capital Management Hungary LLC	Hungary	100.0%
CAE International Holdings Limited	Canada	100.0%
CAE Investments S.à r.l.	Luxembourg	100.0%
CAE Japan Inc.	Japan	100.0%
CAE Labuan Inc.	Malaysia	100.0%
CAE Management Luxembourg S.à.r.l.	Luxembourg	100.0%

70 | CAE First Quarter Report 2012

	Notes to the Consolidated Interim Financial Statements

CAE North East Training Inc.	United States	100.0%
CAE Professional Services (Canada) Inc.	Canada	100.0%
CAE Professional Services Australia Pty Ltd.	Australia	100.0%
CAE Services (Canada) Inc.	Canada	100.0%
CAE Services GmbH	Germany	100.0%
CAE Services Italia S.r.l.	Italy	100.0%
CAE Servicios Globales de Instrucción de Vuelo (España), S.L.	Spain	100.0%
CAE SimuFlite Inc.	United States	100.0%
CAE Simulation Technologies Private Limited	India	100.0%
CAE Simulator Services Inc.	Canada	100.0%
CAE Singapore (S.E.A.) Pte Ltd.	Singapore	100.0%
CAE South America Flight Training do Brasil Ltda.	Brazil	100.0%
CAE STS Limited	United Kingdom	100.0%
CAE Training Aircraft B.V.	Netherlands	100.0%
CAE Training Norway AS	Norway	100.0%
CAE USA Inc.	United States	100.0%
CAE Verwaltungsgesellschaft mbH	Germany	100.0%
Engenuity Holdings (USA) Inc.	United States	100.0%
Flight Training Device (Mauritius) Ltd.	Mauritius	100.0%
ICCU Imaging Inc.	Canada	100.0%
International Flight School (Mauritius) Ltd.	Mauritius	100.0%
Invertron Simulators PLC	United Kingdom	100.0%
Kestrel Technologies Pte Ltd.	Singapore	100.0%
Presagis Canada Inc.	Canada	100.0%
Presagis Europe (S.A.)	France	100.0%
Presagis USA Inc.	United States	100.0%
Rotorsim USA LLC	United States	100.0%
Sabena Flight Academy NV	Belgium	100.0%
Servicios de Instrucción de Vuelo, S.L.	Spain	80.0%
Simubel N.V. (a CAE Aviation Training Company)	Belgium	100.0%
Simulator Sevicios Mexico, S.A. de C.V.	Mexico	100.0%
SIV Ops Training, S.L.	Spain	100.0%

Investments in joint ventures accounted for under the proportionate consolidation method:

(Unaudited)		% equity
Name	Country of incorporation	interest
Embraer CAE Training Services, LLC	United States	49.0%
CAE Flight Training (India) Private Limited	India	50.0%
CAE-Lider Training do Brasil Ltda	Brazil	50.0%
China Southern West Australia Flying College Pty Ltd.	Australia	47.1%
Embraer CAE Training Services (UK) Limited	United Kingdom	49.0%
Emirates-CAE Flight Training LLC	United Arab Emirates	49.0%
HATSOFF Helicopter Training Private Limited	India	50.0%
Helicopter Training Media International GmbH	Germany	50.0%
HFTS Helicopter Flight Training Services GmbH	Germany	25.0%
National Flying Training Institute Private Limited	India	51.0%
Rotorsim s.r.l.	Italy	50.0%
Zhuhai Xiang Yi Aviation Technology Company Limited	China	49.0%

Available-for-sale investments:

(Unaudited)		% equity
Name	Country of incorporation	interest
CVS Leasing Limited	United Kingdom	13.4%
Flight Simulator-Capital L.P.	Canada	19.5%

The stated percentage of ownership is in relation to the Company’s ownership.

CAE First Quarter Report 2012 | 71